
13002174

A Brighter Future –
From the Ground Up

Tronox

2012 Annual Report

2012 **Tronox Highlights**

06/15/12	COMPLETED ACQUISITION OF EXXARO MINERAL SANDS; PAID $193 MILLION IN CASH TO SHAREHOLDERS
06/18/12	LISTED ON THE NEW YORK STOCK EXCHANGE
06/26/12	FIVE-TO-ONE SHARE SPLIT APPROVED
06/26/12	ISSUANCE OF QUARTERLY DIVIDENDS DECLARED
08/21/12	$900 MILLION DEBT OFFERING
09/27/12	STOCK REPURCHASE OF 12.6 MILLION SHARES COMPLETED (10 PERCENT OF OUTSTANDING SHARES)
10/15/12	OPENING OF NEW CORPORATE OFFICES IN STAMFORD, CONNECTICUT, USA
11/08/12	ISSUANCE OF QUARTERLY DIVIDENDS DECLARED
12/10/12	OPENING OF NEW CORPORATE OFFICES IN SANDTON, GAUTENG, SOUTH AFRICA

2012 Pigment Sales Volume by Geography



APAC
28%
EMEA
24%
48%
Americas

2012 Pigment Sales Volume by End-Use Market



3% Paper & Specialty
Plastics
19%
78%
Paints & Coatings

Tronox Locations Around the World



Stamford, CT
Oklahoma City, OK
Henderson, NV
Hamilton, MS
Namakwa Sands, S.A.
Sandton, S.A.
Botlek, the Netherlands
Shanghai, China
Singapore
Western Australia
KZN Sands, S.A.

On the Cover

Table of Contents

Double profits **by 2017.**



$503 MIL*
2012
1,006 MIL**
2017

TRONOX IS POSITIONED FOR GROWTH as global markets rebound. People around the globe are aspiring to improve their standard of living. Expanding ranks of consumers in the world's cities and suburbs are driving demand for housing, infrastructure, cars and new technologies such as mobile phones and computers. These global megatrends all share one requirement: the need for paints, plastics and other products that rely on Tronox's global product offering. As the largest fully integrated producer of titanium ore and titanium dioxide (TiO_2) pigment, Tronox has the flexibility and international platform to meet this expanding market demand and reach customers around the world.

Armed with compelling strategic advantages, Tronox has outlined a bold vision for growth. There are three pillars of our strategy:

First, we are committed to profitable growth. When opportunities arise, we will expand our own production and pursue acquisitions and business partnerships in areas related to our industry and that boost our role in global markets.

Second, we are strengthening our position as a low-cost provider by implementing our vertical integration strategy, as well as improving our processes and leveraging our enhanced scale and technology.

Third, we are building a winning culture rooted in health & safety, environmental stewardship and corporate citizenship, teamwork, superior customer service, results-driven performance, and continued investment in our people.

** Adjusted EBITDA FY2012* ***Adjusted EBITDA FY2017*

Dear **Shareholder**



2012 WAS AN UNUSUAL YEAR IN AN INTERESTING TIME. It was a year of great accomplishment, great promise and great challenge for Tronox. Great accomplishment and promise because we transformed and strengthened the company by acquiring Exxaro's mineral sands business; great challenge because the titanium dioxide (TiO_2) pigment market went into deep retreat after consecutive strong years.

The Exxaro Mineral Sands acquisition that we completed on June 15 has made Tronox the world's largest fully integrated producer of titanium feedstock and TiO_2. Tronox is the only major TiO_2 producer with more feedstock supply than our pigment production requires, bolstering our competitive position and giving us flexibility during the medium and longer term in which we believe feedstock supply will be tight. There are three critical advantages associated with our new structure. First, we can capture margin wherever it appears on the value chain by either selling our feedstock to third parties or using it internally to lower costs and boost our pigment margins. Second, we have the guaranteed ore supply to cement the trust of our customers and enter into agreements with them that many of our competitors can't. And third, we have the feedstock necessary to expand pigment production when promising opportunities arise.

Our balanced composition reduces our cost structure in a way that protects us against market weakness and gives us better upside during periods of strength. Its benefits, however, were limited in the third and fourth quarters of 2012. Due to unfavorable legacy purchase agreements, Tronox's Mineral Sands division continued to sell portions of its ore at prices significantly below current market value, while on the other hand, our Pigment business continued to consume feedstock at market-prices. Yet despite these contractual impediments – which will turn into earnings tailwinds as they unwind in 2013 – the comparatively strong performance of our titanium feedstock business provided a cushion against a historically poor year for the pigment segment during the second half of 2012.

Management took a number of additional measures in 2012 that demonstrated our firm commitment to building shareholder value. We listed our shares on the New York Stock Exchange and implemented a 5-to-1 share split, making our shares more accessible to a wider range of shareholders. Between the merger consideration, share buybacks and the adoption of a new dividend policy, we returned almost $600 million in cash to shareholders.

In August, Tronox capitalized on a favorable borrowing environment by completing a $900 million debt offering. We used approximately $326 million of the proceeds to repurchase just under 10 percent of our outstanding shares. The remainder will help Tronox strike the balance between managing risk, maximizing shareholder return and investing in our organization.

Many of these accomplishments were overshadowed by the rapid deterioration of the TiO_2 market. Whereas 2011 was a year of rising pigment prices, robust demand and soaring capacity utilization rates, 2012 was defined


SEC MAIL PROCESSING
RECEIVED
APR 19 2013
WASH, D.C.
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TOM CASEY
Chairman and Chief Executive Officer

"Tronox goes forward with tremendous confidence about the future."

by declining prices, soft demand and lower fixed-cost absorption due to lower production levels. Paint companies destocked large inventories that had been built up during the first three quarters of 2011 while, to a more limited extent, also reducing total TiO_2 content in their products (or blending higher-quality, more-expensive TiO_2 with less-expensive but lower-quality materials). Meanwhile, on the macro side, recessionary conditions in Europe combined with restrained growth in the United States and China to suppress buying from our customers.

Tronox's revenues for its pigment business were down 12 percent for the year, including a 26 percent year-over-year reduction in the second half. Pigment-segment income from operations for full-year 2012 fell to $57 million, an 83 percent drop from the prior year.

Heading into 2013, there are reasons for optimism but it is too soon to assume we are in the clear. TiO_2's higher-than-normal inventory levels need to be worked down, plant utilization rates must increase and even then we are subject to the risk that the U.S. and Chinese economies, in particular, are slower to pick up as we expect. On the positive side, however, pigment customers are widely reported to have run down their inventories. Meanwhile, the unwinding of Tronox's legacy mineral sands sales contracts means that we should have full flexibility to optimize ore supply by the end of 2013.

GDP growth rate trends play a key role over the longer term in the vitality of our industry, but we can't control them. What we can do is maximize our competitiveness, become the lowest-cost producer and give ourselves the best opportunity to grow and create long-term value for our shareholders. In this capacity, I believe without question that 2012 was a year of exceptional progress.

Tronox goes forward with tremendous confidence about the future. We have a large cash position, a strong balance sheet and a major strategic cost advantage. For these reasons we have the ability to think big – and management has responded by committing to a strong board-approved strategic vision to double our profits by 2017. We will accomplish this goal through a disciplined focus on cost reductions, operating efficiencies and diligent cash deployment into value-creating opportunities, whether in enhanced investment in our existing assets or acquiring other assets.

In closing, I thank my almost 4,000 colleagues around the world for their many contributions and commitment to making the new Tronox an extraordinary company.

I also want to thank our customers and our shareholders for the trust and confidence they place in us. We look forward to working with you as we build a brighter future – from the ground up.

Tom Casey

TOM CASEY
Chairman and Chief Executive Officer

February 28, 2013


Dig it.
Separate it.
Process it.
Make it bright.

TRONOX HAS CREATED A NEW MARKET PARADIGM IN THE PIGMENT AND MINERAL SANDS INDUSTRIES. We acquired Exxaro's mineral sands businesses in June 2012, creating a strategic and competitive force in both the upstream and downstream segments of the industry. We are a value-creating company with a strong position in the mineral sands and pigment businesses, working together to lower our cost base and capture margin for our shareholders at every link in the supply chain.

We extract titanium-rich ore from our Northern Operations mine in Western Australia and our KZN Sands and Namakwa Sands mines in South Africa. We process the raw material to produce ilmenite, natural and synthetic rutile, and titanium slag, as well as zircon, pig iron, and activated carbon. In this process, we return the remaining minerals to the mining sites and fully restore the natural habitat. The titanium feedstock is transferred to our three chloride-based pigment plants in Hamilton, Mississippi, USA; Botlek, the Netherlands; and Kwinana, Western Australia. We sell the zircon, pig iron, staurolite and activated carbon to third parties as well as the long portion of titanium feedstock.

Tronox TiO_2 pigments and other mineral products are shipped to approximately 1,000 customers in more than 90 countries worldwide.


Deposits
Ilmenite
Rutile
Titanium Syn-
thetic
Iron
Chloride
Process
Foundries
Plastics, Paper,
Aerospace

The Tronox **Advantage**

FULL INTEGRATION MEANS GREATER GROWTH POTENTIAL, EARNINGS STABILITY AND REVENUE BALANCE. We believe that most forms of titanium feedstock used in the pigment production process will be in limited supply over the medium to longer term. Tronox is protected against price spikes and supply shortages because it is the only major titanium dioxide pigment manufacturer in the world that can internally supply 100 percent of its feedstock demand.

On the pigment side of the business, this full integration is a key differentiator and gives us unique advantages. It strengthens our margins and allows us to compete in a low-cost market because we have access to competitively priced and quality feedstock. Customers recognize the value in this supply and demand stability and understand that we can provide greater long-term supply assurance than any of our competitors. And since we mine more titanium ore than we consume, we have the ability to expand pigment capacity without sourcing feedstock from another company.

Tronox's experienced marketing and supply-chain management teams gauge the marketplace to find the best ways to optimize our ore usage. We have the option to sell excess ore at competitive market prices to other pigment producers, giving us additional margin strength.

In 2012 we began to validate the differentiating premise of vertical integration. Demand for high-grade chloride feedstock such as natural rutile and synthetic rutile (SR) sagged as the pigment industry reduced operating rates. Meanwhile, demand for titanium slag remained relatively strong. Tronox, being the only large-scale enterprise that produces and consumes slag and SR, was able to sell slag but use all of its SR internally. This flexibility enabled the company to capture the sales margin on the pigment side, while also selling chloride- and sulfate-grade slag to other pigment manufacturers at relatively strong margins.

A Growth **Opportunity**

GLOBAL TiO_2 PIGMENT DEMAND historically tracks global GDP growth.



1980 – 2012 GDP vs. TiO2 Demand
Global TiO2 Demand (000's mt)
6000
5000
4000
3000
2000
1000
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
80,000
GDP, US$ Constant Prices (Source: IMF, Company and TZMI)

THE TiO_2 MARKET presents a favorable long-term supply/demand dynamic as pigment consumption growth is expected from emerging markets. TiO_2 usage per capita in emerging markets such as China and India is significantly below that seen in most western countries. Due to the size of these markets, an even modest increase in GDP will increase demand for pigment significantly.



TiO2 Consumption per Capita and Growth Rates
TiO2 Consumption (kg/capita)
2.6 Billion people in China and India
0.25kg per capita increase in consumption in these two countries over 3 years equates to 650,000MT increase in demand.
Emerging Markets
4.88
2.76
2.63
2.05
1.77
1.66
1.57
1.12
0.93
0.92
0.64
0.60
0.42
0.17
Germany
Australia
US
Malaysia
Poland
Japan
Turkey
UK
Brazil
China
South Africa
Russia
Vietnam
India
'04–'11 CAGR
4%
5%
-4%
>10%
5%
-1%
9%
-8%
6%
8%
0%
8%
>10%
>10%
(Source: Company and TZMI estimates)

Tronox: **end-to-end**

THE TRONOX VALUE CHAIN As the largest fully integrated producer of mineral sands and titanium dioxide, Tronox extracts maximum value by controlling the pigment process from start to finish. The company's supply-chain management team oversees the related value-chain process and coordinates with business-unit stakeholders to ensure efficiency and maximize Tronox's financial strength.



1. Exploration

To meet future feedstock needs and take advantage of our vertical integration, Tronox continuously seeks new mine sites through our mineral sands exploration programs in Australia, South Africa and elsewhere. Our most notable project is the development of the Fairbreeze mine at the KZN Sands operation in South Africa. Fairbreeze will serve as a replacement source of feedstock production for KZN's Hillendale mine, which is expected to end production operations in 2013. Depending on the timing of regulatory approval and subsequent construction, Fairbreeze could be operational in the first half of 2015 and have a life expectancy of approximately 15 years.

2. Mining and rehabilitation

Tronox performs dredge mining, dry mining, hydraulic mining or a combination of these processes at its mines at Cooljarloo, Western Australia, and KZN Sands and Namakwa Sands in South Africa. After mining, the landscape is fully rehabilitated.

3. Wet concentration

The sands extracted from the mines are put through a series of mineral separation processes known as beneficiation. In this first phase, a wet concentrator produces heavy mineral concentrate.

4. Dry mineral separation

Heavy mineral concentrate is transported to a mineral separation plant (MSP) for dry beneficiation. At the MSP Tronox uses magnetic and electrostatic processes to separate the various minerals. Ilmenite is recovered from the magnetic stream. The non-magnetic stream is separated into conductive and non-conductive streams. Zircon and staurolite are recovered from the non-conductive material, while rutile and leucoxene are produced from the conductive material. In Australia, the MSP is called a dry mill.

5. Upgrading

Ilmenite is transferred from the MSP to an upgrading site to produce a higher titanium-content ore. In South Africa, lower TiO_2-graded ilmenite is smelted through an electric arc furnace to produce slag. In Australia, higher TiO_2-graded ilmenite is put through a reduction process in a kiln to make synthetic rutile (SR). After the upgrading process is complete, the ore (slag or SR) is ready to be transported to pigment customers.












6.

Inbound/outbound logistics

With assistance from the company's supply-chain management team, Tronox's Mineral Sands sales team works with its Pigment ore sourcing team to determine whether to use the ore internally or to sell it to third parties. Tronox determines the optimal shipping method to meet business needs.

7.

Chlorination and purification

After arriving at any one of three Tronox TiO_2 pigment plants – located in Hamilton, MS, USA; Botlek, the Netherlands; and Kwinana, Western Australia – feedstock is blended to formulate the optimal production mix. It is then processed in a chlorinator to create titanium tetrachloride ($TiCl_4$). Non-valuable minerals and other impurities are removed in a purification process.

8.

Oxidation

$TiCl_4$ is reacted with oxygen to produce raw TiO_2 pigment.

9.

Finishing and surface treatment

Raw TiO_2 pigment is finished and treated to create saleable finished goods pigment. This phase is where pigment is customized for customer-specific applications according to their unique needs. Differentiators include particle sizes, surface coatings and dry or slurry formulations.

10.

Outbound logistics

Tronox's supply-chain management team arranges the transport of pigment outbound to customers around the world.



The Tronox **Values**

TRONOX OPERATES IN [illegible] LOCATIONS AROUND THE WORLD. We come from different countries and diverse backgrounds, yet we are united by common values that serve as the heartbeat of our company. Together, we embrace challenges and take responsibility for our communities, our customers and our performance. We are a team of committed problem solvers, 4,000 links in an unbroken chain that brings to market the high-quality products the global economy needs. Our values elevate Tronox and our customers and shareholders onto a higher plane, creating a brighter and more sustainable future for the world.



Health & Safety

We work safely – all the time

We believe passionately that everyone at Tronox should experience a safe and healthy workplace. We proactively identify and manage risk, conduct ourselves responsibly, exercise good judgment and take responsibility for our actions.

Responsibility

We care for our environment and communities

We are responsible citizens, as a company and as individuals. We are stewards of our environment and we are active in our communities.

People

People are our most important resource

We create opportunities for development and act intentionally to create a diverse and supportive work environment. Each of us is committed to personal growth and development, embraces change, and learns from our successes and mistakes in order to create a high-performance culture.

Teamwork

We will win – as a team

We collaborate effectively, communicate openly, engage honestly, treat others respectfully, and make informed decisions.

Customers

It really is all about the customer

Our collective purpose is to create and sell differentiated and competitive products and services, and to make it easy for our customers – internal and external – to do business with us.

Results

We measure, own and deliver results

We encourage creativity and measure results. We set clearly defined and challenging objectives; we own those objectives, and we deliver results, with a relentless focus on operational excellence.

Corporate **Citizenship**

AT TRONOX, CORPORATE CITIZENSHIP IS AN INTEGRAL PART OF OUR GLOBAL BUSINESS. We believe that our business can and should play an important role in improving the quality of life in the communities in which we operate. All around the world we are continually challenging ourselves to promote sustainable growth, employ green technologies, be transparent in our business operations, and make positive contributions in the communities where we live and work.

We believe that these efforts promote the long-term interests of all our stakeholders, including employees, customers, business partners, investors, local communities, government officials, and the mining and minerals industries at large.

The Tronox corporate citizenship strategy is defined by these key pillars:

- **Sustainability/Environment:** We understand that our shareholders and local communities both win when we build sustainable business operations. Our current growth enables future growth when we invest in programs that are consistent with a recognition of our environmental stewardship for the land from which we obtain our mineral sands and empower the communities in which we operate
- **Education:** We are an engineering and science-based business – we are eager to share our expertise and resources to advance education in these fields
- **Equal Rights & Diversity:** We are a global business with a diverse workforce – we are advocates for nondiscrimination in the workplace and community
- **Health & Wellness:** The physical welfare of our employees and community are a core value of Tronox – we actively work to increase awareness and sponsor programs that reflect this value

The adjacent page provides an overview of four of the many corporate citizenship programs Tronox was proud to support in 2012.

McCaw School of Mines

Tronox's Henderson, Nevada, USA plant has been a longtime sponsor of the McCaw School of Mines. The McCaw School of Mines is the only simulated mine of its kind in the state of Nevada, and teaches students math, science and the history of the mining industry in a fun way, while raising awareness about the dangers of vacant mines. In addition to financial support, Tronox engineers volunteer as teachers and student mentors.


McCAW
SCHOOL
OF MINES

SoundWaters

In 2012, Tronox became a corporate sponsor of SoundWaters, the leading environmental education organization on Long Island Sound based in Fairfield County, Connecticut, USA. Through experiential education SoundWaters provides hands-on science enrichment to support and amplify classroom curricula for more than 25,000 students from pre-school through high school.


SoundWaters

Night Stalk

Tronox Western Australia has partnered with the Perth Zoo since 2003. Night Stalk is a nationwide program in Australia promoting environmental awareness and sustainability. The initiative encourages the public to spot, record and report on the number and variety of wildlife they discover when exploring local bush habitats after dark. This event is held annually and collated data is made available online for use by conservation agencies. In 2012, Tronox hosted four Night Stalks across Western Australia.


Night Stalk
TRONOX
Join the Search

IMSTUS

For more than 10 years, Tronox Namakwa Sands has partnered with the Institute for Mathematics and Science Tuition of the University of Stellenbosch (IMSTUS) to operate a satellite campus in Vredendal, South Africa. The programs sponsored by Tronox support development of skills and capacity in math and science teaching, critical areas in which South Africa underperforms measured in world standards. Each year over the last decade, an average of eight schools in the Matzikama area participated in student mathematics outreach workshops, science road shows and a popular physics science program, and 22 schools joined teacher workshops. In 2011 the company received the University's Vice Chancellor's Award for its long-standing contributions and support towards the IMSTUS project.



Economic



(Left to right) Trevor Arran, SVP & President Tronox Mineral Sands Division; Sam Mthembu, owner Gabadela Laundry Services; Tom Casey, Chairman & CEO, Tronox Limited; Neels Oosterhuis, General Manager, KZN Sands.

IN 2012, TRONOX GENERATED $2.3 BILLION IN ECONOMIC VALUE TO LOCAL COMMUNITIES WORLDWIDE. Tronox strives to engage local business partners in every market in which it operates. In addition, the company is committed to working with women and minority business owners to the greatest extent possible.

For the past three years, Tronox KZN Sands in KwaZulu-Natal, South Africa, has supported the creation of Gabadela Laundry Services, a locally owned and operated Black Economic Empowerment (BEE) company. Gabadela employs 14 local workers onsite at KZN's Central Processing Complex and has diversified to providing services to a number of other businesses in the KwaZulu-Natal region.

Tronox's new Fairbreeze mine in northern KwaZulu-Natal, South Africa, will preserve more than 1,000 permanent and contractor positions and is forecast to create an additional 1,000 indirect jobs during the multi-year construction phase of the project. Approximately $64 million will be spent annually on services and products, with more than half spent with BEE companies.

Environment


1


2


3

The progression of site rehabilitation at Tronox's Hillendale Mine in KwaZula Natal, South Africa.


1


2


3

Tronox Northern Operations mine in Western Australia: before mining, during mining, and after rehabilitation.

ENVIRONMENTAL SUSTAINABILITY IS AN INTEGRAL COMPONENT OF OUR WORK IN ALL ASPECTS OF OUR BUSINESS OPERATIONS. At our mines in South Africa and Western Australia, this commitment includes the protection of native flora and fauna, energy and water conservation, and the complete rehabilitation of the sites. The company has been recognized by local and national governments and numerous environmental organizations for its sustainable business operations.

At our mines, the top soil and native plants are carefully removed and preserved during the mineral excavations. Roughly 5-10 percent of the soil harvested from our mines is useable ore. The rest of the soil is returned and the landscape is restored to its natural contour. The area is rehabilitated with the original top soil and either native flora is replanted, or the site is used by local farmers for cash-generating agricultural crops. In 2012 our three mines spent an aggregate $6.6 million on rehabilitating a total of 366 hectares (904 acres) of mined land.

Since 2006, our Botlek operation in the Netherlands has reduced suspended solids in waste water from 5.4 metric tons per day (MT/day) in 2006 to an average of 1.4 MT/day in 2012. This reduction took place over a period in which pigment production increased by 11 percent. Our goal is to lower this emission to less than 1 MT/day. In addition, Botlek has launched a pilot program to re-use residual solid waste as an alternative feedstock for building materials, thereby reducing the need for primary materials and also reducing CO_2 emissions.

Botlek Solid Waste Generation

Waste MT/day



6.0
5.0
4.0
3.0
2.0
1.0
0
2006
2007
2008
2009
2010
2011
2012





Tronox **Financials**

Table of Contents

Consolidated Statements of **Operations**

TRONOX LIMITED

(Millions of dollars, except share and per share data)	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Net Sales	**$ 1,832**	$ 1,543	$ 108	$ 1,218
Cost of goods sold	**(1,568)**	(1,104)	(83)	(996)
Gross Margin	**264**	439	25	222
Selling, general and administrative expenses	**(239)**	(152)	(5)	(59)
Litigation/arbitration settlement	—	10	—	—
Provision for environmental remediation and restoration, net of reimbursements	—	5	—	47
Income from Operations	**25**	302	20	210
Interest and debt expense	**(65)**	(30)	(3)	(50)
Other income (expense)	**(7)**	(10)	2	(8)
Gain on bargain purchase	**1,055**	—	—	—
Reorganization income (expense)	—	—	613	(145)
Income from Continuing Operations before Income Taxes	**1,008**	262	632	7
Income tax benefit (provision)	**125**	(20)	(1)	(2)
Income from Continuing Operations	**1,133**	242	631	5
Income from discontinued operations	—	—	—	1
Net Income	**1,133**	242	631	6
Net loss attributable to noncontrolling interest	**1**	—	—	—
Net Income attributable to Tronox Limited Shareholders	**$ 1,134**	$ 242	$ 631	$ 6
Earnings per Share, Basic and Diluted: (1)				
Basic				
Continuing operations	**$ 11.37**	$ 3.22	$ 15.28	$ 0.11
Discontinued operations	—	—	—	0.03
Earnings per share	**$ 11.37**	$ 3.22	$ 15.28	$ 0.14
Diluted				
Continuing operations	**$ 11.10**	$ 3.10	$ 15.25	$ 0.11
Discontinued operations	—	—	—	0.03
Earnings per share	**$ 11.10**	$ 3.10	$ 15.25	$ 0.14
Weighted Average Shares Outstanding (in thousands):				
Basic	**98,985**	74,905	41,311	41,232
Diluted	**101,406**	78,095	41,399	41,383

(1) On June 26, 2012, the Board of Directors of Tronox Limited approved a 5-to-1 share split for holders of its Class A ordinary shares and Class B ordinary shares at the close of business on July 20, 2012, by issuance of four additional shares for each share of the same class by way of bonus issue. All references to number of shares and per share data in the Successor's consolidated financial statements have been adjusted to reflect the share split, unless otherwise noted. See Note 15 for additional information regarding the Company's share split.

See notes to consolidated financial statements.

Consolidated Statements of
Comprehensive Income (Loss)

TRONOX LIMITED

(Millions of dollars)	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Net Income:				
Net income	**$ 1,133**	$ 242	$ 631	$ 6
Other Comprehensive Income (Loss):				
Foreign currency translation adjustments	**10**	(6)	1	(10)
Retirement and postretirement plans:				
Actuarial losses, net of taxes	**(48)**	(51)	—	(19)
Amortization of actuarial gains, net of taxes	—	—	—	3
Prior service credit, net of taxes	—	—	—	12
Amortization of prior service cost, net of taxes	—	—	(1)	(14)
Termination of nonqualified benefits restoration plan, net of taxes	—	—	—	5
Other comprehensive income (loss)	**(38)**	(57)	—	(23)
Total Comprehensive Income (Loss)	**$ 1,095**	$ 185	$ 631	$ (17)
Comprehensive Income (Loss) Attributable to Noncontrolling Interest:				
Net loss	**1**	—	—	—
Foreign currency translation adjustments	**(1)**	—	—	—
Comprehensive income (loss) attributable to noncontrolling interest	—	—	—	—
Comprehensive Income (Loss) Attributable to Tronox Limited Shareholders	**$ 1,095**	$ 185	$ 631	$ (17)

See notes to consolidated financial statements

Consolidated
Balance Sheets

TRONOX LIMITED

(Millions of dollars, except share and per share data)	Successor	
December 31,	2012	2011
Current Assets		
Cash and cash equivalents	**$ 716**	$ 154
Accounts receivable, net of allowance for doubtful accounts of $3 and less than $1	**391**	278
Inventories	**914**	311
Prepaid and other assets	**38**	22
Deferred income taxes	**114**	4
Total Current Assets	**2,173**	769
Noncurrent Assets		
Property, plant and equipment, net	**1,423**	504
Mineral leaseholds, net	**1,439**	38
Intangible assets, net	**326**	325
Long-term deferred tax assets	**91**	9
Other long-term assets	**59**	12
Total Assets	**$ 5,511**	$ 1,657
Current Liabilities		
Accounts payable:		
Third party	**$ 189**	$ 127
Related party	**—**	74
Accrued liabilities	**209**	46
Short-term debt	**30**	—
Long-term debt due within one year	**10**	6
Income taxes payable	**24**	28
Current deferred income taxes	**5**	—
Total Current Liabilities	**467**	281
Noncurrent Liabilities		
Long-term debt	**1,605**	421
Pension and postretirement healthcare benefits	**176**	142
Asset retirement obligations	**106**	29
Deferred income taxes	**222**	19
Other	**53**	13
Total Noncurrent Liabilities	**2,162**	624
Contingencies and Commitments		
Shareholders' Equity		
Tronox Limited ClassA ordinary shares, par value $0.01 – 63,413,288 shares issued and 62,103,989 shares outstanding at December 31, 2012 (1)	**1**	—
Tronox Limited Class B ordinary shares, par value $0.01 – 51,154,280 shares issued and outstanding at December 31, 2012 (1)	**—**	—
Tronox Incorporated common shares, par value $0.01 – 100,000,000 shares authorized, 77,034,015 shares issued and 75,383,455 shares outstanding at December 31, 2011 (1)	**—**	—
Capital in excess of par value	**1,429**	579
Retained earnings	**1,314**	242
Accumulated other comprehensive loss	**(95)**	(57)
Tronox Incorporated treasury shares, at cost – 472,565 shares at December 31, 2011 (1)	**—**	(12)
Total Shareholders' Equity	**2,649**	752
Noncontrolling interest	**233**	—
Total Equity	**2,882**	752
Total Liabilities and Shareholders' Equity	**$ 5,511**	$ 1,657

(1) On June 26, 2012, the Board of Directors of Tronox Limited approved a 5-to-1 share split for holders of its Class A ordinary shares and Class B ordinary shares at the close of business on July 20, 2012, by issuance of four additional shares for each share of the same class by way of bonus issue. All references to number of shares and per share data in the Successor's consolidated financial statements have been adjusted to reflect the share split, unless otherwise noted. See Note 15 for additional information regarding the Company's share split.

See notes to consolidated financial statements.

Consolidated Statements of
Cash Flows

TRONOX LIMITED

(Millions of dollars)	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Cash Flows from Operating Activities:				
Net income	**$ 1,133**	$ 242	$ 631	$ 6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation, depletion and amortization	**211**	79	4	50
Deferred income taxes	**(162)**	4	1	(5)
Share-based compensation expense	**31**	14	—	1
Amortization of debt issuance costs and discount on debt	**10**	1	—	9
Pension and postretirement healthcare benefit expense (income), net	**5**	4	—	(11)
Gain on bargain purchase	**(1,055)**	—	—	—
Provision for environmental remediation and restoration, net of reimbursements	**—**	—	—	(49)
Other noncash items affecting net income	**201**	(7)	—	5
Reorganization items	**—**	—	(954)	(37)
Contributions to employee pension and postretirement plans	**(31)**	(8)	—	(7)
Changes in assets and liabilities (net of effects of acquisition):				
(Increase) decrease in accounts receivable	**83**	(58)	(10)	(11)
(Increase) decrease in inventories	**(222)**	(64)	(15)	(7)
(Increase) decrease in prepaids and other assets	**16**	28	36	20
Increase (decrease) in accounts payable and accrued liabilities	**(107)**	(28)	24	100
Increase (decrease) in taxes payable	**2**	26	—	(1)
Other, net	**3**	30	—	14
Cash provided by (used in) operating activities	**118**	263	(283)	77
Cash Flows from Investing Activities:				
Capital expenditures	**(166)**	(133)	(6)	(45)
Cash paid in acquisition of minerals sands business	**(1)**	—	—	—
Cash received in acquisition of minerals sands business	**115**	—	—	—
Proceeds from the sale of assets	**—**	1	—	—
Cash used in investing activities	**(52)**	(132)	(6)	(45)
Cash Flows from Financing Activities:				
Reductions of debt	**(585)**	(45)	—	(425)
Proceeds from borrowings	**1,707**	14	25	425
Debt issuance costs and commitment fees	**(38)**	(5)	(2)	(15)
Merger consideration	**(193)**	—	—	—
ClassA ordinary share repurchases	**(326)**	—	—	—
Shares purchased for the Employee Participation Plan	**(15)**	—	—	—
Dividends paid	**(61)**	—	—	—
Proceeds from conversion of warrants	**1**	1	—	—
Proceeds from rights offering	**—**	—	185	—
Fees related to rights offering and other related debt costs	**—**	—	—	(17)
Cash provided by (used in) financing activities	**490**	(35)	208	(32)
Effects of Exchange Rate Changes on Cash and Cash Equivalents	**6**	(3)	—	(1)
Net Increase (Decrease) in Cash and Cash Equivalents	**562**	93	(81)	(1)
Cash and Cash Equivalents at Beginning of Period	**154**	61	142	143
Cash and Cash Equivalents at End of Period	**$ 716**	$ 154	$ 61	$ 142
Supplemental Cash Flow Information:				
Interest paid	**$ 34**	$ 29	$ 3	$ 40
Net income taxes paid	**$ 26**	$ 8	$ —	$ 6

See notes to consolidated financial statements.

Consolidated Statements of
Shareholders' Equity

TRONOX LIMITED

(Millions of dollars)	Tronox Limited Class A Ordinary Shares	Tronox Limited Class B Ordinary Shares	Tronox Incorporated Common Shares	Capital in Excess of par Value
Successor: Balance at December 31, 2011	$ —	$ —	$ —	$ 579
Fair value of noncontrolling interest on Transaction Date	—	—	—	—
Net income (loss)	—	—	—	—
Other comprehensive income	—	—	—	—
Merger consideration paid	—	—	—	(193)
Issuance of Tronox Limited shares	—	—	—	1,370
Share-based compensation	—	—	—	5
Shares purchased for the Employee Participation Plan	—	—	—	(15)
Issuance of Tronox Limited shares in share-split	1	—	—	—
ClassA and Class B share dividend declared	—	—	—	—
Tronox Limited Class A shares repurchased	—	—	—	(326)
Warrants exercised	—	—	—	1
Tronox Incorporated share-based compensation	—	—	—	27
Tronox Incorporated common shares vested/cancelled	—	—	—	(19)
Balance at December 31, 2012	**$ 1**	**$ —**	**$ —**	**$1,429**

(1) On June 26, 2012, the Board of Directors of Tronox Limited approved a 5-to-1 share split for holders of its Class A ordinary shares and Class B ordinary shares at the close of business on July 20, 2012, by issuance of four additional shares for each share of the same class by way of bonus issue. All references to number of shares and per share data in the Successor's consolidated financial statements have been adjusted to reflect the share split, unless otherwise noted. See Note 15 for additional information regarding the Company's share split.

(Millions of dollars)	Tronox Incorporated Common Shares	Tronox Class A Common Shares
Predecessor: Balance at December 31, 2009	$ —	$ —
Net income	—	—
Other comprehensive loss	—	—
Predecessor: Balance at December 31, 2010	$ —	$ —
Net income	—	—
Fresh-start reporting adjustments:		
Elimination of predecessor shares, capital in excess of par value, and accumulated deficit	—	—
Issuance of new shares	—	—
Predecessor: Balance at January 31, 2011	$ —	$ —
Successor: Balance at February 1, 2011	$ —	$ —
Net income	—	—
Other comprehensive income	—	—
Shares withheld for claims	—	—
Warrants exercised	—	—
Share-based compensation	—	—
Successor: Balance at December 31, 2011	$ —	$ —

See notes to consolidated financial statements.

Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Shareholders' Equity	Non-controlling Interest	Total Equity
$ 242	$ (57)	$ (12)	$ 752	$ —	$ 752
—	—	—	—	233	233
1,134	—	—	1,134	(1)	1,133
—	(38)	—	(38)	1	(37)
—	—	—	(193)	—	(193)
—	—	—	1,370	—	1,370
—	—	—	5	—	5
—	—	—	(15)	—	(15)
(1)	—	—	—	—	—
(61)	—	—	(61)	—	(61)
—	—	—	(326)	—	(326)
—	—	—	1	—	1
—	—	(7)	20	—	20
—	—	19	—	—	—
$1,314	**$ (95)**	**$ —**	**$2,649**	**$ 233**	**$2,882**

Tronox Class B Common Shares	Capital in Excess of par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Shareholders' Equity
$ —	$ 496	$ (1,134)	$ 32	$ (7)	$ (613)
—	—	6	—	—	6
—	—	—	(23)	—	(23)
$ —	$ 496	$ (1,128)	$ 9	$ (7)	$ (630)
—	—	631	—	—	631
—	(496)	497	(9)	7	(1)
—	564	—	—	—	564
$ —	$ 564	$ —	$ —	$ —	$ 564
$ —	$ 564	$ —	$ —	$ —	$ 564
—	—	242	—	—	242
—	—	—	(57)	—	(57)
—	—	—	—	(7)	(7)
—	1	—	—	—	1
—	14	—	—	(5)	9
$ —	$ 579	$ 242	$ (57)	$ (12)	$ 752

Notes to **Consolidated Financial Statements**

TRONOX LIMITED

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

1 The Company

Tronox Limited, a public limited company registered under the laws of the State of Western Australia, Australia, and its subsidiaries (collectively referred to as "Tronox" or "the Company") is a global leader in the production and marketing of titanium bearing mineral sands and titanium dioxide pigment ("TiO_2"). The Company's world-class, high performance TiO_2 products are critical components of everyday applications such as paint and other coatings, plastics, paper and other applications. The Company's mineral sands business consists primarily of two product streams—titanium feedstock and zircon. Titanium feedstock is primarily used to manufacture TiO_2. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV glass and a range of other industrial and chemical products. Tronox has global operations in North America, Europe, South Africa and Australia. The Company operates three TiO_2 facilities at the following locations: Hamilton, Mississippi, Botlek, The Netherlands, and Kwinana, Western Australia, representing approximately 465,000 tonnes of annual TiO_2 production capacity. Additionally, Tronox operates three separate mining operations: KwaZulu-Natal ("KZN") Sands located in South Africa, Namakwa Sands located in South Africa and Cooljarloo located in Western Australia, which have a combined annual production capacity of approximately 723,000 tonnes of titanium feedstock and approximately 265,000 tonnes of zircon.

Tronox Limited was formed on September 21, 2011 for the purpose of the Transaction (defined below). Prior to the completion of the Transaction, Tronox Limited was wholly owned by Tronox Incorporated, and had no operating assets or operations. On September 25, 2011, Tronox Incorporated, a Delaware corporation formed on May 17, 2005 ("Tronox Incorporated"), in preparation for the contribution and transfer by Kerr-McGee Corporation ("Kerr-McGee" or "KM") of certain entities, including those comprising substantially all of its chemical business, entered into a definitive agreement (as amended, the "Transaction Agreement") with Exxaro Resources Limited ("Exxaro") and certain of its affiliated companies, to acquire 74% of its South African mineral sands operations, including its Namakwa and KZN Sands mines, separation facilities and slag furnaces, along with its 50% share of the Tiwest Joint Venture (together the "mineral sands business") (the "Transaction"). On June 15, 2012, the date of the Transaction (the "Transaction Date"), the existing business of Tronox Incorporated was combined with the mineral sands business in an integrated series of transactions whereby Tronox Limited became the parent company in a tax inversion transaction.

On May 4, 2012, Tronox Limited registered Class A ordinary shares ("Class A Shares") to be issued to shareholders of Tronox Incorporated in connection with the completion of the Transaction. On the Transaction Date, Tronox Limited issued 15,413,083 Class A Shares to shareholders in Tronox Incorporated. In addition, on the Transaction Date, Tronox Limited issued 9,950,856 Class B ordinary shares ("Class B Shares") to Exxaro and one of its subsidiaries in consideration for the mineral sands business. Immediately following the Transaction, Tronox Incorporated shareholders and Exxaro held approximately 60.8% and 39.2%, respectively, of the voting securities of Tronox Limited. Under the terms of the Transaction Agreement, Exxaro agreed that for a three-year period after the completion of the Transaction, it would not engage in any transaction or other action, that would result in its beneficial ownership of the voting shares of Tronox Limited exceeding 45% of the total issued shares of Tronox Limited.

On June 26, 2012, the Board of Directors of Tronox Limited (the "Board") approved a 5-to-1 share split for holders of its Class A Shares and Class B Shares at the close of business on July 20, 2012, by issuance of four additional shares for each share of the same class by way of bonus issue. All references to the number of shares and per share data in the consolidated financial statements and notes thereto have been adjusted to reflect the share split, unless otherwise noted or as the context otherwise acquires. See Note 15 for additional information regarding the Company's share split.

During 2012, the Company repurchased 12,626,400 Class A Shares, which was approximately 10% of the total voting securities. During October 2012, Exxaro purchased 1,400,000 Class A Shares in market purchases. At December 31, 2012, Exxaro held approximately 44.6% of the voting securities of Tronox Limited.

2 Basis of Presentation

Tronox Limited is registered under the laws of the State of Western Australia, Australia, and is considered a domestic company in Australia. As such, Tronox Limited is required to report in Australia under International Financial Reporting Standards ("IFRS"). Additionally, as Tronox Limited is not considered a "foreign private issuer," the Company is reqtired to comply with the reporting and other requirements imposed by the U.S. securities law on U.S. domestic issuers, which, among other things, requires reporting in the United States under accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements included in this Annual Report are prepared in conformity with U.S. GAAP. The Company publishes its consolidated financial statements, in both U.S. GAAP and IFRS, in U.S. dollars.

In connection with its emergence from bankruptcy, Tronox Incorporated applied fresh-start accounting under Accounting Standards Codification ("ASC") 852, *Reorganizations* ("ASC 852") as of January 31, 2011. Accordingly, the financial information of Tronox Incorporated set forth in this Annual Report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition on a fresh-start basis for the period beginning February 1, 2011 ("Successor"), and on a historical basis for the period through January 31, 2011 ("Predecessor").

The Consolidated Balance Sheet as of December 31, 2012 relates to Tronox Limited and the Consolidated Balance Sheet as of December 31, 2011 relates to Tronox Incorporated. The Consolidated Statement of Operations and the Consolidated Statement of Cash Flows for the year ended December 31, 2012 reflect the consolidated operating results of Tronox Incorporated prior to June 15, 2012, and, from June 15, 2012 through December 31, 2012, reflect the consolidated operating results of Tronox Limited. The Consolidated Statements of Operations and the Consolidated Statements of Cash Flows for the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010 reflect the consolidated operating results of Tronox Incorporated.

The Company's consolidated financial statements include the accounts of all majority-owned subsidiary companies. Investments in affiliated companies that are 20% to 50% owned are carried as a component of "Other Long-Term Assets" on the Consolidated Balance Sheets at cost adjusted for equity in undistributed earnings. Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in "Other income (expense)" on the Consolidated Statements of Operations. All intercompany transactions have been eliminated.

Prior to the Transaction Date, Tronox Incorporated operated the Tiwest Joint Venture with Exxaro Australia Sands Pty Ltd. The Tiwest Joint Venture was a contractual relationship between Tronox Incorporated and Exxaro whereby each party held an undivided interest in each asset of the joint venture, and each party was proportionally liable for each of the joint venture's liabilities. The Tiwest Joint Venture was not a separate legal entity and did not enter into any transactions. Transactions were entered into by the joint venture partners who had the right to sell their own product, collect their proportional share of the revenues and absorb their share of costs. As such, Tronox Incorporated did not account for the Tiwest Joint Venture under the equity method. Instead, Tronox Incorporated accounted for its share of the Tiwest Joint Venture's assets that were jointly controlled and its share of liabilities for which it was jointly responsible on a proportionate gross basis in its Consolidated Balance Sheet. Additionally, Tronox Incorporated accounted for the revenues generated from its share of the products sold and its share of the expenses of the joint venture on a gross basis in its Consolidated Statements of Operations. As such, as of the Transaction Date, Tronox Limited owns 100% of the operations formerly operated by the Tiwest Joint Venture. As such, the Consolidated Balance Sheet as of December 31, 2012 includes 100% of the Tiwest operations assets and liabilities, while the Consolidated Balance Sheet as of December 31, 2011 includes Tronox Incorporated's 50% undivided interest in each asset and liability of the joint venture. Additionally, the Consolidated Statement of Operations for the year ended December 31, 2012 reflects Tronox Incorporated's revenues generated from its share of the products sold and its share of the expenses of the joint

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

venture on a gross basis prior to June 15, 2012, and, from June 15, 2012 through December 31, 2012, reflect 100% of the revenues and expenses of the Tiwest operations. The Consolidated Statements of Operations for the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010 reflect Tronox Incorporated's revenues generated from its share of the products sold and its share of the expenses of the joint venture on a gross basis.

In connection with the Transaction, Exxaro and its subsidiaries retained a 26% ownership interest in each of Tronox KZN Sands Pty Ltd. and Tronox Mineral Sands Pty Ltd. in order to comply with the ownership requirements of the Black Economic Empowerment ("BEE") legislation in South Africa. The Company accounts for such ownership interest as "Noncontrolling interest" on the Consolidated Balance Sheets.

In management's opinion, the accompanying consolidated financial statements reflect all adjustments considered necessary for a fair presentation. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to the manner and presentation in the current period. Such reclassifications did not have an impact on the Company's net income or consolidated results of operations.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. It is at least reasonably possible that the effect on the financial statements of a change in estimate within one year of the date of the financial statements due to one or more future confirming events could have a material effect on the financial statements.

3 Significant Accounting Policies

Foreign Currency

The U.S. dollar is the functional currency for the Company's operations, except for its South African and European operations. The Company determines the functional currency of each subsidiary based on a number of factors, including the predominant currency for revenues, expenditures and borrowings. Foreign currency transaction gains or losses are recognized in the period incurred and are included in "Other income (expense)" on the Consolidated Statements of Operations.

The Rand is the functional currency of the Company's South African operations, and the Euro is the functional currency for the Company's European operations. As such, translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reflected as a separate component on the Consolidated Statements of Other Comprehensive Income (Loss). When the subsidiary's functional currency is the U.S. dollar, such as the Company's Australian operations, adjustments from the remeasurement of foreign currency monetary assets and liabilities are presented in "Other income (expense)" on the Consolidated Statements of Operations.

Gains and losses on intercompany foreign currency transactions that are not expected to be settled in the foreseeable future are reported by the Company in the same manner as translation adjustments.

For the year ended December 31, 2012, eleven months ended December 31, 2011 and year ended December 31, 2010, the Company recorded net unrealized and realized foreign currency losses of $8 million, $8 million and $13 million, respectively. For the one month ended January 31, 2011, the Company recorded a net unrealized and realized foreign currency gain of $2 million.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2012 and 2011, total cash and cash equivalents was $716 million and $154 million, respectively, of which $50 million and $62 million, respectively, was held within the United States.

Accounts Receivable

Accounts receivable are reflected at their net realizable values, reduced by an allowance for doubtful accounts to allow for expected credit losses. The allowance is estimated by management, based on factors such as age of the related receivables and historical experience, giving consideration to customer profiles. The Company generally does not charge interest on accounts receivable, nor require collateral; however, certain operating agreements have provisions for interest and penalties that may be invoked, if deemed necessary. Accounts receivable are aged in accordance with contract terms and are written off when deemed uncollectible.

See Note 6 for additional information regarding accounts receivable.

Inventories

Inventories are stated at the lower of actual cost or market, net of allowances for obsolete and slow-moving inventory. The cost of finished goods inventories is determined using the first-in, first-out method. Carrying values include material costs, labor and associated indirect manufacturing expenses. Costs for materials and supplies, excluding ore, are determined by average cost to acquire. Raw materials are carried at actual cost.

The Company periodically reviews its inventory for obsolescence or inventory that is no longer marketable for its intended use, and records any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors.

See Note 7 for additional information regarding inventories.

Property, Plant and Equipment, Net

Property, plant and equipment, net is stated at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized.

Depreciation – Property, plant and equipment is depreciated over its estimated useful life by the straight-line method. Useful lives for certain property, plant and equipment are as follows:

Buildings	10 – 40 years
Land improvements	10 – 20 years
Machinery and equipment	3 – 25 years
Furniture and fixtures	10 years

Retirements and Sales – The cost and related accumulated depreciation and amortization are removed from the respective accounts upon retirement or sale of property, plant and equipment. Any resulting gain or loss is included in "Cost of goods sold" or "Selling, general, and administrative expenses" on the Consolidated Statements of Operations.

Interest Capitalized – The Company capitalizes interest costs on major projects that require an extended period of time to complete. See Note 12 for additional information regarding capitalized interest.

See Note 8 for additional information regarding property, plant and equipment.

Mineral Leaseholds, Net

The Company is engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are capitalized in accordance with ASC 805, *Business Combinations* ("ASC 805") as tangible assets when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and anticipated exploration and development expenditures. Mineral leaseholds are depreciated over their useful lives as determined under the units of production method.

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property through the commencement of production are capitalized.

See Note 9 for additional information regarding mineral leaseholds.

Intangible Assets, Net

Intangible assets are stated at cost less accumulated amortization. The Company amortizes intangibles on a straight-line basis over their estimated useful lives, which range from 5 to 20 years.

See Note 10 for further information related to the Company's intangible assets.

Recoverability of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets (property, plant and equipment, mineral leaseholds and intangible assets) whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Under such circumstances, the Company assesses whether the projected undiscounted cash flows of its long-lived assets are sufficient to recover the existing unamortized cost of its long-lived assets. If the undiscounted projected cash flows are not sufficient, the Company calculates the impairment amount by discounting the projected cash flows using its weighted-average cost of capital. The amount of the impairment is written off against earnings in the period in which the impairment is determined.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation ("ARO") is recorded at its estimated fair value, and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at the Company's credit-adjusted risk-free interest rate. The Company's consolidated financial statements classify accretion expense related to asset retirement obligations as a production cost, which is included in "Cost of goods sold" on the Consolidated Statements of Operations.

See Note 13 for additional information regarding asset retirement obligations.

Environmental Remediation and Other Contingencies

In accordance with ASC 450 *Contingencies* ("ASC 450") and ASC 410, *Asset Retirement and Environmental Obligations* ("ASC 410"), the Company recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be reasonably estimated. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of factors, including, but not limited to, the stage of investigation, the stage of the remedial design, evaluation of existing remediation technologies, presently enacted laws and regulations as well as prior experience in remediation of contaminated sites. In future periods, a number of factors could change the Company's estimate of environmental remediation costs, such as changes in laws and regulations, or changes in their interpretation or administration or relevant cleanup levels; revisions to the remedial design; unanticipated construction problems; identification of additional areas or volumes of contaminated soils and groundwater; the availability of information to estimate probable but previously inestimable obligations; and changes in costs of labor, equipment and technology.

To the extent costs of investigation and remediation have been incurred and are recoverable from federal, state, or other governmental agencies and have been incurred or are recoverable under certain insurance policies or from other parties and such recoveries are deemed probable, the Company records a receivable for the estimated amounts recoverable (undiscounted). Receivables are reflected on the Consolidated Balance Sheets in either "Accounts receivable" or as a component of "Other long-term assets," depending on the estimated timing of collection.

Self Insurance

The Company is self-insured for certain levels of general and vehicle liability, property, workers' compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated fully developed settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results. The Company does not accrue for general or unspecific business risks.

Revenue Recognition
Revenue is recognized when risk of loss and title to the product is transferred to the customer. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as net sales.

Cost of Goods Sold
Cost of goods sold includes the costs of purchasing, manufacturing and distributing products, including raw materials, energy, labor, depreciation and other production costs. Costs incurred by the Company for shipping and handling are reported in "Cost of goods sold" on the Consolidated Statements of Operations. Receiving, distribution, freight and warehousing costs are also included in "Cost of goods sold" on the Consolidated Statements of Operations.

Selling, General and Administrative Expenses
Selling, general and administrative expenses include costs related to marketing, sales, agent commissions, research and development, legal and administrative functions such as human resources, information technology, investor relations, accounting, treasury, and tax compliance. Costs include expenses for salaries and benefits, travel and entertainment, promotional materials and professional fees.

Research and Development
Research and development costs were $9 million, $9 million, less than $1 million and $6 million for the year ended December 31, 2012, eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively, and were expensed as incurred.

Pension and Postretirement Benefits
The Company provides pension and postretirement benefits for qualifying employees worldwide, which are accounted for in accordance with ASC 715, *Compensation – Retirement Benefits* ("ASC 715").

See Note 20 for additional information regarding pension and postretirement benefits.

Share-based Compensation
The Company accounts for its share-based compensation in accordance with ASC 718, *Compensation-Share-Based Compensation* ("ASC 718").

Liability Restricted Share Awards – Certain restricted share awards have been classified as liability awards and were re-measured to fair value at each reporting date. The restricted share awards classified as liabilities contained only a service condition and had graded vesting provisions.

Equity Restricted Share Awards – The fair value of equity instruments is measured based on the average share price on the grant date and is recognized over the vesting period. The restricted share awards contain service, market and/or performance conditions. For awards containing only a service condition, the Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award. For awards containing a market condition, the fair value of the award is measured using the lattice model. For awards containing a performance condition, the fair value of the award is equal to the average share price but compensation expense is not recognized until the Company concludes that it is probable that the performance condition will be met. The Company reassesses the probability each quarter.

Options – The Black-Scholes option pricing model is utilized to measure the fair value of options. Options generally contain only service conditions and have graded vesting provisions. The Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award.

See Note 19 for additional information regarding employee share-based compensation.

Income Taxes
The Company accounts for taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). The Company has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income taxes involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although the Company believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate. ASC 740 requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. The Company's estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

See Note 17 for additional information regarding income taxes.

Fair Value Measurement

The Company accounts for its financial assets and liabilities in accordance with ASC 820, *Fair Value Measurements and Disclosures*, ("ASC 820"). In measuring fair value on a recurring basis, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, and considers counterparty credit risk in its assessment of fair value.

The fair value hierarchy specified by ASC 820 is as follows:

- *Level 1* – Quoted prices in active markets for identical assets and liabilities.
- *Level 2* – Quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data.
- *Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

The carrying amounts for cash and cash equivalents, accounts receivable, other current assets, accounts payable, short-term debt and other current liabilities approximate their fair value because of the short-term nature of these instruments. See Note 12 for information on the fair value of the Company's long-term debt.

4 Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (the "FASB") issued ASU 2013-2, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*, which requires the presentation of the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income, if the item is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The guidance is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance is not expected to have a significant impact on the consolidated financial statements.

On January 1, 2012, the Company adopted the required guidance under ASU 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"), which changed the presentation requirements of comprehensive income by increasing the prominence of items reported in other comprehensive income. The adoption of this guidance did not have a material impact on Tronox Incorporated's consolidated financial statements. During 2011, the FASB issued ASU 2011-12, which deferred certain requirements of ASU 2011-05. The Company has not adopted such deferred requirements.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the consolidated financial statements.

5 Acquisition of the Mineral Sands Business

On September 25, 2011, Tronox Incorporated entered into the Transaction Agreement with Exxaro to acquire the mineral sands business. On June 15, 2012, the existing business of Tronox Incorporated was combined with the mineral sands business under Tronox Limited. The Transaction was completed in two principal steps. First, Tronox Incorporated became a subsidiary of Tronox Limited, with Tronox Incorporated shareholders receiving one Class A Share and $12.50 in cash ("Merger Consideration") for each share of Tronox Incorporated common stock. Second, Tronox Limited issued 9,950,856 Class B Shares to Exxaro and one of its subsidiaries in consideration for the mineral sands business. Exxaro retained an approximate 26% ownership interest in the South African operations that are part of the mineral sands business in order to comply with the BEE legislation of South Africa. The ownership interest in the South African operations may be exchanged for Class B Shares under certain circumstances.

Prior to the Transaction Date, Tronox Incorporated and Exxaro Australia Sands Pty Ltd., a subsidiary of Exxaro, operated the Tiwest Joint Venture, which included a chloride process TiO_2 plant located in Kwinana, Western Australia, a mining operation in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia. As part of the Transaction, the Company acquired Exxaro Australia Sands Pty Ltd. and therefore Exxaro's 50% interest in the Tiwest Joint Venture. As a result, as of the Transaction Date, Tronox Limited owns 100% of the operations formerly operated by the Tiwest Joint Venture.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Purchase price and fair value of assets acquired and liabilities assumed

The Company accounted for the Transaction under ASC 805, which requires recording assets and liabilities at fair value. Under the acquisition method of accounting, each tangible and separately identifiable intangible asset acquired and liabilities assumed were recorded based on their preliminary estimated fair values on the Transaction Date.

Because the total consideration transferred was less than the fair value of the net assets acquired, the excess of the value of the net assets acquired over the fair value of consideration was recorded as an initial bargain purchase gain of approximately $1,061 million during the second quarter of 2012. The initial valuations were derived from estimated fair value assessments and assumptions used by management, and were preliminary. Subsequent to the Transaction, the Company has made adjustments to its initial valuation, which reduced the gain on bargain purchase to $1,055 million. Further adjustments may result before the end of the measurement period, which ends in June 2013. The bargain purchase gain is not taxable for income tax purposes. See Note 17 for a discussion of the tax impact of the transaction.

	Valuation	Net Adjustments to Fair Value	As Adjusted
Consideration:			
Number of Class B Shares [1]	9,950,856	—	9,950,856
Fair value of Class B Shares on the Transaction Date	$137.70	$ —	$137.70
Fair value of equity issued [2]	$ 1,370	$ —	$ 1,370
Cash paid	—	1	1
Noncontrolling interest [3]	291	(58)	233
	$ 1,661	$(57)	$ 1,604

	Valuation	Net Adjustments to Fair Value	As Adjusted
Fair Value of Assets Acquired and Liabilities Assumed:			
Current Assets:			
Cash	$ 115	$ —	$ 115
Accounts receivable	199	(3)	196
Inventories	622	(69)	553
Prepaid and other assets	32	(12)	20
Total Current Assets	**968**	**(84)**	**884**
Property, plant and equipment, net [4]	1,012	(132)	880
Mineral leaseholds, net [5]	1,299	158	1,457
Intangibles, net [4]	—	12	12
Deferred tax asset	26	4	30
Other long-term assets	19	—	19
Total Assets	**$3,324**	**$ (42)**	**$3,282**
Current Liabilities:			
Accounts payable	$ 93	$ 17	$ 110
Accrued liabilities	25	—	25
Unfavorable contracts [6]	83	2	85
Short-term debt	76	(1)	75
Current deferred tax liability	28	(14)	14
Income taxes payable	2	—	2
Total Current Liabilities	**307**	**4**	**311**
Long-term debt	19	—	19
Deferred tax liability	212	(3)	209
Asset retirement obligations	57	—	57
Other	7	20	27
Total Liabilities	**602**	**21**	**623**
Net Assets	**$2,722**	**$ (63)**	**$2,659**
Gain on Bargain Purchase [7]	**$1,061**	**$ (6)**	**$1,055**

(1) The number of Class B Shares issued in connection with the Transaction has not been restated to affect for the 5-for-1 share split as discussed in Note 15.

(2) The fair value of the Class B shares issued was determined based the closing market price of Tronox Incorporated's common shares on June 14, 2012, less a 15% discount for marketability due to a restriction that the shares cannot be sold for a period of at least three years following the Transaction Date.

(3) The fair value of the noncontrolling interest is based upon a structured arrangement with Tronox Limited, which allows the ownership interest to be exchanged for approximately 1.45 million additional Class B shares until the earlier of the 10 year anniversary of the Transaction Date or the date when the South African Department of Mineral Resources determines that ownership is no longer required under the BEE legislation.

(4) The fair value of property, plant and equipment and internal use software was determined using the cost approach, which estimates the replacement cost of each asset using current prices and labor costs, less estimates for physical, functional and technological obsolescence.

(5) The fair value of mineral rights was determined using the Discounted Cash Flow ("DCF") method, which was based upon the present value of the estimated future cash flows for the expected life of the asset taking into account the relative risk of achieving those cash flows and the time value of money. Discount rates of 17% for South Africa and 15.5% for Australia were used taking into account the risks associated with such assets, as well as the economic and political environment where each asset is located.

(6) The fair value of unfavorable contracts was determined by multiplying the committed tonnage in each contract by the difference between the committed price in the contract versus the estimated market price over the term of the contract.

(7) In accordance with ASC 805-10-25-14, the measurement period for the Transaction ends in June 2013.

Mineral Sands Business Results of Operations

The following table includes net sales and income from operations on a segment basis attributable to the acquired mineral sands business since June 15, 2012. The results of the acquired mineral sands business are included in both the mineral sands segment and the pigment segment.

	Mineral	Pigment	Eliminations	Total
Net Sales	$489	$ 64	$(29)	$524
Income from Operations	$ 8	$(36)	$ (2)	$ (30)

Supplemental Pro forma financial information

The following unaudited pro forma information gives effect to the Transaction as if it had occurred on the first day of the first quarter of fiscal 2011 (January 1, 2011). The unaudited pro forma financial information reflects certain adjustments related to the acquisition, such as (1) converting the mineral sands business financial statements to U.S. GAAP, (2) conforming the mineral sands business accounting policies to those applied by Tronox Incorporated, (3) to record certain incremental expenses resulting from purchase accounting adjustments, such as incremental depreciation expense in connection with fair value adjustments to property, plant and equipment, (4) to eliminate intercompany transactions between Tronox Incorporated and the mineral sands business, (5) to record the effect on interest expense related to borrowings in connection with the transaction and (6) to record the related tax effects. The unaudited pro forma financial information also includes adjustments for certain non-recurring items as of the first day of the first quarter of fiscal 2011 (January 1, 2011) such as (1) the impact of transaction costs of approximately $95 million, (2) the impact of the adjusted bargain purchase gain of $1,055 million and (3) the impact of reorganization income arising from Tronox Incorporated's emergence from bankruptcy in the one month ended January 31, 2011 of approximately $613 million. The unaudited pro forma financial information is for illustrative purposes only and should not be relied upon as being indicative of the historical results that would have been obtained if the Transaction had actually occurred on that date, nor the results of operations in the future.

In accordance with ASC 805, the supplemental pro forma results of operations for the years ended December 31, 2012 and 2011, as if the mineral sands business had been acquired on January 1, 2011, are as follows:

Years Ended December 31,	2012	2011
Net Sales	**$2,120**	$2,302
Income from Operations	**$ 296**	$ 407
Net Income	**$ 239**	$2,105
Net Income attributable to Tronox Limited Shareholders	**$ 207**	$2,051
Basic earnings per share attributable to Tronox Limited Shareholders	**$ 1.70**	$16.29
Diluted earnings per share attributable to Tronox Limited Shareholders	**$ 1.67**	$15.91

6 Accounts Receivable

Accounts receivable, net of allowance for doubtful accounts, consisted of the following:

	Successor	
December 31,	2012	2011
Trade receivables	**$371**	$269
Related parties	**—**	7
Other	**23**	2
Total	**394**	278
Allowance for doubtful accounts	**(3)**	—
Net	**$391**	$278

The Company's liquidity is concentrated in trade receivables that arise from sales of TiO_2 and titanium feedstock to customers in the TiO_2 industry. The industry concentration has the potential to impact the Company's overall exposure to credit risk, either positively or negatively, in that its customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its customers, and uses credit risk insurance policies from time to time, as deemed appropriate, to mitigate credit risk, but generally does not require collateral. The Company maintains allowances for potential credit losses based on historical experience. For the year ended December 31, 2012, the Company's ten largest TiO_2 customers represented approximately 46% of its total TiO_2 net sales; however, no single customer accounted for more than 10% of total net sales.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

7 Inventories

Inventories at December 31, 2012 and 2011 were as follows:

December 31,	Successor 2012	2011
Raw materials	**$ 221**	$ 124
Work-in-process	**99**	9
Finished goods [1]	**477**	130
Materials and supplies, net [2]	**117**	48
Total [3]	**$ 914**	$ 311

(1) Includes inventory on consignment to others of approximately $42 million and $12 million at December 31, 2012 and 2011, respectively.

(2) Materials and supplies consist of processing chemicals, maintenance supplies and spare parts, which will be consumed directly and indirectly in the production of the Company's products.

(3) The fair value of inventory from the acquired mineral sands business in the Transaction was $553 million.

8 Property, Plant and Equipment

December 31,	Successor 2012	2011
Land and land improvements	**$ 80**	$ 51
Buildings	**194**	45
Machinery and equipment	**1,158**	405
Construction-in-progress	**153**	49
Furniture and fixtures	**7**	4
Other	**6**	3
Total	**1,598**	557
Less accumulated depreciation and amortization	**(175)**	(53)
Net	**$1,423**	$504

Depreciation expense related to property, plant and equipment for the year ended December 31, 2012, the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010 was $127 million, $53 million, $4 million and $49 million, respectively.

9 Mineral Leaseholds

December 31,	Successor 2012	2011
Mineral leaseholds	**$ 1,502**	$42
Less accumulated depletion	**(63)**	(4)
Net	**$ 1,439**	$38

Depletion expense related to mineral leaseholds for the year ended December 31, 2012, the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010 was $59 million, $4 million, less than $1 million and $1 million, respectively.

10 Intangible Assets

The gross cost and accumulated amortization of intangible assets, by major intangible asset category, were as follows:

	Successor December 31, 2012		
	Gross Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships	**$ 294**	**$ (39)**	**$ 255**
TiO_2 technology	**32**	**(3)**	**29**
Internal-use software [1]	**38**	**(2)**	**36**
In-process research and development	**5**	**(2)**	**3**
Trade names	**3**	**(1)**	**2**
Other	**1**	**—**	**1**
Total	**$373**	**$ (47)**	**$326**

(1) In connection with the Transaction, the Company acquired internal-use software, which was valued at $12 million on the Transaction Date. See Note 5.

	Successor December 31, 2011		
	Gross Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships	$294	$ (19)	$275
TiO_2 technology	32	(2)	30
Internal-use software	12	—	12
In-process research and development	5	(1)	4
Trade names	3	—	3
Other	1	—	1
Total	$347	$ (22)	$325

Internal-use software relates to internal and external costs incurred during the development stage, which were being capitalized during 2011 and 2012. During 2012, the Company began amortizing such costs. Amortization expense related to intangible assets for the year ended December 31, 2012, the eleven months ended December 31, 2011, the one month ended January 31, 2011 and year ended December 31, 2010 was $25 million, $22 million, $0 and $0, respectively.

Estimated future amortization expense related to intangible assets is as follows:

	Total Amortization
2013	$ 27
2014	27
2015	27
2016	25
2017	25
Thereafter	195
Total	$326

11 Accrued Liabilities

	Successor	
December 31,	2012	2011
Unfavorable sales contracts [1]	**$ 64**	$—
Taxes other than income taxes [2]	**58**	5
Employee-related costs and benefits	**45**	27
Interest	**22**	1
Sales rebates	**13**	8
Other	**7**	5
Total	**$209**	$46

(1) In connection with the Transaction, the Company acquired sales contracts at unfavorable market terms, which were valued at $85 million on the Transaction Date. See Note 5.

(2) Includes transfer taxes incurred as a result of the Transaction and recorded in selling, general and administrative expenses on the Consolidated Statements of Operations.

12 Debt

Short-term Debt

	Successor	
December 31,	2012	2011
UBS Revolver [1]	**$ —**	$ —
ABSA Revolver [2]	**30**	—
Wells Revolver [3]	**—**	—
Short-term debt	**$ 30**	$ —

(1) Average effective interest rate of 3.9% in 2012.

(2) Average effective interest rate of 8.5% in 2012.

(3) Average effective interest rate of 4.7% in 2011 and 5.25% in 2012.

UBS Revolver

On June 18, 2012, in connection with the closing of the Transaction, the Company entered into a global senior secured asset-based syndicated revolving credit agreement with UBS AG (the "UBS Revolver") with a maturity date of the fifth anniversary of the closing date. The UBS Revolver provides the Company with a committed source of capital with a principal borrowing amount of up to $300 million, subject to a borrowing base. The borrowing base is related to certain eligible inventory and accounts receivable held by the Company's U.S., Australia and Netherlands subsidiaries. Obligations under the UBS Revolver are secured by a first priority lien on substantially all of the Company's existing, and future deposit accounts, inventory and account receivables and certain related assets, excluding those held by its South African subsidiaries, Netherland's subsidiaries and Bahamian subsidiary, and a second priority lien on all of the Company's other assets, including capital shares which serve as security under the Term Facility (as defined below). At December 31, 2012, the Company's borrowing base was $221 million.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

The UBS Revolver bears interest at the Company's option at either (i) the greater of (a) the lenders' prime rate, (b) the Federal funds effective rate plus 0.50% and (c) the adjusted LIBOR rate for a one-month period plus 1% or (ii) the adjusted LIBOR rate, in each case plus the applicable margin. The applicable margin ranges from 1.5% to 2% for borrowings at the adjusted LIBOR rate, and from 0.5% to 1% for borrowings at the alternate base rate, based upon the average daily borrowing availability. For the first six months following the closing date, the applicable margins shall be deemed to be 1.75% for borrowings at the adjusted LIBOR rate and 0.75% for borrowings at the alternate base rate. In connection with obtaining the UBS Revolver, the Company incurred debt issuance costs of approximately $7 million. During the year ended December 31, 2012, amortization expense amounted to $1 million. During 2012, the Company borrowed $30 million against the UBS Revolver, which was repaid during 2012.

ABSA Revolving Credit Facility

In connection with the Transaction, the Company entered into a R900 million (approximately $106 million as of December 31, 2012) revolving credit facility with ABSA Bank Limited acting through its ABSA Capital Division (the "ABSA Revolver") with a maturity date of June 14, 2017. During 2012, the Company had borrowings of R450 million (approximately $54 million) and repayments of R200 million (approximately $24 million). As of December 31, 2012, the Company had drawn down R250 million (approximately $30 million) on the ABSA Revolver.

The ABSA Revolver bears interest at (i) the base rate (defined as one month JIBAR, which is the mid-market rate for deposits in South African Rand for a period equal to the relevant period which appears on the Reuters Screen SAFEY Page alongside the caption YLD) as of 11h00 Johannesburg time on the first day of the applicable period, plus (ii) the Margin, which is 3.5%. In connection with obtaining the ABSA Revolver, the Company incurred debt issuance costs of $1 million. During the year ended December 31, 2012, amortization expense amounted to less than $1 million.

Wells Revolver

On February 14, 2011, Tronox Incorporated entered into a $125 million senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC (the "Wells Revolver"). The Wells Revolver had a maturity date of February 14, 2015. The Wells Revolver provided the Company with a committed source of capital with a principal borrowing amount of up to $125 million subject to a borrowing base. Borrowing availability under the Wells Revolver was subject to a borrowing base, which was related to certain eligible inventory and receivables held by the Company's U.S. subsidiaries. On February 8, 2012, the Company amended the Wells Revolver to facilitate the Transaction while keeping the revolver in force. In connection with refinancing the Wells Revolver, the Company wrote off deferred financing fees of $4 million. On June 18, 2012, the Company refinanced the Wells Revolver with the UBS Revolver.

During 2012, the Company borrowed $30 million against the Wells Revolver, which was repaid with borrowings under the UBS Revolver. During 2011, to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana facility in Western, Australia TiO_2 expansion, the Company borrowed $39 million against the Wells Revolver, which by December 31, 2011, was fully repaid using cash generated from operations.

Debt acquired in the Transaction

In connection with the Transaction, the Company acquired short-term debt of $75 million (see Note 5), which was repaid during 2012.

Long-Term Debt

	Initial Principal Amount	Maturity Date	Successor December 31, 2012	Successor December 31, 2011
Senior Notes	$900	8/15/20	**$ 900**	$ —
Term Facility [1]	$700	2/8/18	**691**	—
Exit Financing Facility [2]	$425	10/21/15	**—**	421
Co-generation Unit Financing Arrangement	$ 16	2/1/16	**10**	6
Lease financing			**14**	—
Total debt			**1,615**	427
Less: Long-term debt due in one year			**(10)**	(6)
Long-term debt			**$1,605**	$421

(1) Average effective interest rate of 5% in 2012.
(2) Average effective interest rate of 7.1% and 7.2% in 2012 and 2011, respectively.

The Company's debt is recorded at historical amounts. At December 31, 2012 the fair value of the Senior Notes (as defined below) and the Term Facility (as defined below) was $910 million and $709 million, respectively. The Company determined the fair value of both the Senior Notes and the Term Facility using the Bloomberg market price as of December 31, 2012. At December 31, 2011, the total carrying value of long-term debt approximated its fair value due to the variable interest rates and frequent repricing of such instruments. The fair value hierarchy for long-term debt is a Level 2 input.

At December 31, 2012, the scheduled maturities of the Company's long-term debt were as follows:

	Total Debt
2013 [1]	$ 11
2014	10
2015	10
2016	8
2017	7
Thereafter	1,575
Total	1,621
Remaining accretion associated with the Term facility	(6)
Total debt	$1,615

(1) Includes $1 million of remaining accretion associated with the Term Facility, which was issued net of an original issue discount of $7 million (see *Term Facility* discussion below).

Senior Notes

On August 20, 2012, Tronox Limited's wholly owned subsidiary, Tronox Finance LLC, issued $900 million aggregate principal amount of 6.375% senior notes due 2020 (the "Senior Notes"). The Senior Notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. The Senior Notes bear interest semiannually at a rate equal to 6.375% and were sold at par value. The Senior Notes are fully and unconditionally guaranteed on a senior, unsecured basis by Tronox Limited and certain of its subsidiaries. The Senior Notes are redeemable at any time at the Company's discretion. The Senior Notes and related guarantees have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

Approximately $326 million of the proceeds from the Senior Notes were used for returns of shareholder capital, in the form of share buybacks. The remainder of the proceeds have been or will be used for general corporate purposes, and, are subject to required approvals, may also be used for further returns of capital to shareholders from time to time (including by way of dividend).

The Company recorded debt issuance fees of $18 million, which are being amortized over the life of the debt, and are included in "Other long-term assets" on the Consolidated Balance Sheets. During the year ended December 31, 2012, amortization expense amounted to $1 million.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Term Facility

	Successor	
December 31,	**2012**	**2011**
Term Facility	**$ 697**	$ —
Discount	**(6)**	—
Term Facility, net	**$ 691**	$ —

On February 8, 2012, Tronox Incorporated's wholly owned subsidiary, Tronox Pigments (Netherlands) B.V., entered into a term loan facility with Goldman Sachs Bank USA comprised of a $550 million Senior Secured Term Loan and a $150 million Senior Secured Delayed Draw Term Loan (together, the "Term Facility"). The Term Facility has a maturity date of February 8, 2018. The Term Facility was issued net of an original issue discount of $7 million, or 1% of the initial principal amount, which is being amortized over the life of the Term Facility. On June 14, 2012, in connection with the closing of the Transaction, Tronox Pigments (Netherlands) B.V. drew down the $150 million Senior Secured Delayed Draw Term. During the year ended December 31, 2012, the Company made principal repayments of approximately $3 million.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25% (in each case with a possible 0.25% increase or decrease based on the Company's public credit rating). The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal funds rate plus 0.5%, or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of the Company's and the subsidiary guarantors' existing and future property and assets. This includes, upon the consummation of the Transaction, certain assets acquired in the Transaction. The terms of the Term Facility provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders.

In connection with obtaining the Term Facility, Tronox Incorporated incurred debt issuance costs of $17 million, of which $5 million was paid in 2011 and $12 million was paid in 2012. Such costs are recorded in "Other long-term assets" on the Consolidated Balance Sheets, and are being amortized through the maturity date. During the year ended December 31, 2012, amortization expense amounted to $3 million.

Exit Financing Facility

On February 14, 2011, Tronox Incorporated's senior secured super-priority DIP and Exit Credit Agreement with Goldman Sachs Lending Partners, in accordance with its terms, converted into a $425 million exit facility with a maturity date of October 21, 2015 (the "Exit Financing Facility"). The Exit Financing Facility bore interest at the greater of a base rate plus a margin of 4% or adjusted Eurodollar rate plus a margin of 5%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.5%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period. On February 8, 2012, Tronox Incorporated refinanced the Exit Facility with the Term Facility, as discussed above. In connection with the refinancing, the Company repaid $421 million.

Co-generation Unit Financing Arrangement
In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant, adjacent to its Kwinana pigment plant, through a five year financing arrangement. Tronox Western Australia Pty Ltd, the Company's wholly-owned subsidiary, owned a 50% undivided interest in the co-generation plant through the Tiwest Joint Venture. In order to finance its share of the asset purchase, Tronox Incorporated incurred debt totaling $8 million. In connection with the Transaction, the Company acquired the remaining 50% undivided interest in the co-generation plant from Exxaro, along with its debt of $6 million. Under the financing arrangement, monthly payments are required and interest accrues on the outstanding balance at the rate of 6.5%per annum. During the year ended December 31, 2012, the Company made principal repayments of approximately $2 million.

Lease Financing
In connection with the Transaction, the Company acquired capital lease obligations in South Africa, which are payable through 2032 at a weighted average interest rate of approximately 17%. At December 31, 2012, such obligations had a net book value of assets recorded under capital leases aggregating $9 million. During 2012, the Company made payments of less than $1 million.

Financial Covenants
At December 31, 2012, the Company had financial covenants in the UBS Revolver, the ABSA Revolver and the Term Facility.

The terms of the UBS Revolver provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. The UBS Revolver requires the Company to maintain a Consolidated Fixed Charge Coverage Ratio of not less than 1 to 1 calculated on a quarterly basis only if excess availability on the UBS Revolver is less than the greater of (A) $20 million and (B) 10% of the lesser of (x) the aggregate commitments in effect at such time and (y) the borrowing base at such time. If the Company is required to maintain the Consolidated Fixed Charge Coverage Ratio then it will be required to maintain such ratio until, during the preceding 60 consecutive days, borrowing availability would have been at all times greater than the greater of (i) $20 million and (ii) 10% of the aggregate commitments in effect at such time.

The ABSA Revolver requires the ratio of (i) South African Consolidated EBITDA, as defined in the agreement, to South African Net Interest Expense shall not be less than 5:1 and (ii) South African Consolidated Net Debt to South African Consolidated EBITDA, as defined in the agreement, shall be less than 2:1.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

The Term Facility requires that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
December 31, 2012 through December 31, 2015	3:1
March 31, 2016 and thereafter	2.25:1

The Term Facility and the UBS Revolver are subject to an intercreditor agreement pursuant to which the lenders' respective rights and interests in the security are set forth. The Company was in compliance with its financial covenants at December 31, 2012.

The Company's has pledged the majority of our U.S. assets and certain assets of its non-U.S. subsidiaries in support of our outstanding debt.

Interest Expense

	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Interest expense [1]	**$53**	$29	$ 3	$40
Amortization of deferred debt issuance costs and discount on debt	**10**	1	—	9
Other	**4**	1	—	1
Capitalized interest	**(2)**	(1)	—	—
Interest and debt expense	**$65**	$30	$ 3	$50

(1) For the one month ended January 31, 2011, interest expense excludes $3 million, which would have been payable under the terms of the Company's $350 million 9.5% senior unsecured notes.

13 Asset Retirement Obligations

To the extent a legal obligation exists, an ARO is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox's credit-adjusted risk-free interest rate. The Company's consolidated financial statements classify accretion expense related to asset retirement obligations as a production cost, which is included in
"Cost of goods sold" on the Consolidated Statements of Operations.

The Company's AROs are as follows:

- the KZN mine and the Namakwa Sands mine, both in South Africa, to restore the areas that have been disturbed as required under the mining leases;
- decommissioning on wet and dry separation plants and smelting operations in South Africa;
- mine closure and rehabilitation costs in Western Australia to restore the area that has been disturbed, as required under the mining lease;
- plant closure and exit costs associated with certain industrial sites in Western Australia, whereby the Company is required to return the sites to their original states under licensing conditions;
- plant closure and exit costs associated with the Botlek, the Netherlands facility, whereby the Company is required to return the site back to its original state at the end of its long-term lease; and
- landfill closure costs at the Hamilton, Mississippi facility to address one-time closure costs (cap with liner and cover with soil) and annual monitoring costs of the closed landfill under applicable state environmental laws in Mississippi.

A summary of the changes in the AROs during the year ended December 31, 2012 is as follows:

	Successor		Predecessor
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011
Beginning balance	**$ 30**	$29	$19
Additions	**7**	—	—
Accretion expense	**5**	2	—
Changes in estimates, including cost and timing of cash flows	**9**	1	—
Settlements/payments	**(1)**	(2)	—
AROs acquired in the acquisition of the mineral sands business	**58**	—	—
Fresh-start adjustments	—	—	10
Ending balance	**$108**	$30	$29
Current portion included in accrued liabilities	**$ 2**	$ 1	$ 1
Noncurrent portion	**$106**	$29	$28

A summary of the AROs is included in the table below:

Australia	$ 62
South Africa	34
Botlek	11
Hamilton	1
Total AROs	$108

Environmental Rehabilitation Trust

The Company has established an environmental rehabilitation trust in respect of the prospecting and mining operations in South Africa in accordance with applicable regulations. The trustees of the fund are appointed by the Company and consist of sufficiently qualified Tronox Limited employees capable of fulfilling their fiduciary duties. The environmental rehabilitation trust received, holds, and invests funds for the rehabilitation or management of negative environmental impacts associated with mining and exploration activities. The contributions are aimed at providing sufficient funds at date of estimated closure of mining activities to address the rehabilitation and environmental impacts. Funds accumulated for a specific mine or exploration project can only be utilized for the rehabilitation and environmental impacts of that specific mine or project. Currently, the funds are invested in highly liquid, short-term instruments; however, the investment growth strategy has not been finalized. If a mine or exploration project withdraws from the fund for whatever valid reason, the funds accumulated for such mine or exploration project are transferred to a similar fund approved by management. At December 31, 2012, the environmental rehabilitation trust assets were $20 million, which were recorded in "Other long-term assets" on the Consolidated Balance Sheets.

14 Commitments and Contingencies

Leases – At December 31, 2012, minimum rental commitments, primarily for buildings, land, equipment and railcars under non-cancellable operating leases was $29 million for 2013, $27 million for 2014, $25 million for 2015, $23 million for 2016, $23 million for 2017 and $157 million thereafter. Total rental expense related to operating leases was $8 million, $12 million, $1 million and $15 million, respectively, for the year ended December 31, 2012, eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010.

Future minimum lease payments under capital leases at December 31, 2012 were not significant. See Note 12.

Purchase Commitments – At December 31, 2012, purchase commitments were $344 million for 2013, $318 million for 2014, $257 million for 2015, $7 million for 2016, $7 million for 2017 and $58 million thereafter.

Letters of Credit – At December 31, 2012, the Company had outstanding letters of credit, bank guarantees and performance bonds of approximately $55 million, of which $29 million in letters of credit were issued under the UBS Revolver.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Environmental Contingencies – In accordance with ASC 450, the Company recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for the Company to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons, environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain.

The Company believes that it has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables the Company to better estimate its liabilities. The Company cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but not estimable. Additionally, sites may be identified in the future where the Company could have potential liability for environmental related matters. If a site is identified, the Company will evaluate to determine what reserve, if any, should be established.

Legal – The Western Australia Office of State Revenue (the "OSR") continues to review their technical position on the imposition of stamp duty on the transfer of Tronox Incorporated's shares related to Kerr-McGee's restructuring in 2002 and from the share transfer related to the spinoff of Tronox Incorporated from Kerr-McGee in 2005. On January 17, 2012, the OSR contacted the Company seeking additional information related to the 2005 spinoff. In addition, the OSR informed the Company that it has made a preliminary determination that the Company was land rich at the time of the 2002 share transfers and, as a result, the Company may be liable for stamp duty and penalties arising from that share transfer. The OSR has not made an assessment at this time and continues discussions with the Company and its legal advisors. The Company has accrued stamp duty on the 2002 transaction in the amount of $3 million based upon its position that the Company was not land rich at the time of the share transfers. The Company intends to exercise all of its legal and administrative remedies in the event that the OSR makes an assessment based upon its claim that it is land rich.

During 2011, the outstanding legal disputes between the Company and RTI Hamilton, Inc., dating back to 2008 came to a close with the parties reaching an agreement in principle. The agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox the sum of $11 million, of which $1 million constituted payment for capital costs incurred by the Company in relation to the agreement, plus interest.

Other Matters – From time to time, the Company may be party to a number of legal and administrative proceedings involving environmental and/or other matters in various courts or agencies. These proceedings, individually and in the aggregate, may have a material adverse effect on the Company. These proceedings may be associated with facilities currently or previously owned, operated or used by the Company and/or its predecessors, some of which may include claims for personal injuries, property damages, cleanup costs and other environmental matters. Current and former operations of the Company may also involve management of regulated materials, which are subject to various environmental laws and regulations including the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), the Resource Conservation and Recovery Act ("RCRA") or state equivalents. Similar environmental laws and regulations and other requirements exist in foreign countries in which the Company operates.

15 Shareholders' Equity

Share split Declared

On June 26, 2012, the Board approved a 5-to-1 share split for holders of its Class A Shares and Class B Shares at the close of business on July 20, 2012, by issuance of four additional shares for each share of the same class.
As a result of the share split, the Company recorded an increase to Class A and Class B Shares of $1 million with corresponding decreases to "Retained earnings" on the Consolidated Balance Sheets.

Outstanding Shares

The changes in outstanding and treasury shares for the year ended December 31, 2012 were as follows:

Tronox Limited Class A Shares outstanding:	
Balance at December 31, 2011	—
Shares issued in connection with the Transaction [1]	76,644,650
Shares issued for share-based compensation	24,620
Shares issued for warrants exercised	9,353
Shares purchased by the T-Bucks Trust [2]	(548,234)
Class A Shares purchased by Exxaro, and converted to Class B Shares	(1,400,000)
Shares repurchased/cancelled [3]	(12,626,400)
Balance at December 31, 2012	**62,103,989**
Tronox Limited Class B Shares outstanding:	
Balance at December 31, 2011	—
Shares issued in connection with the Transaction	49,754,280
Class A Shares purchased by Exxaro, and converted to Class B Shares	1,400,000
Balance at December 31, 2012	**51,154,280**
Tronox Incorporated shares outstanding:	
Balance at December 31, 2011	75,383,455
Shares issued for share-based compensation	570,785
Shares issued for warrants exercised	690,385
Shares issued for claims	25
Shares exchanged in connection with the Transaction [1]	(76,644,650)
Balance at December 31, 2012	—
Tronox Incorporated shares held as treasury:	
Balance at December 31, 2011	472,565
Shares issued for share-based compensation	239,360
Shares cancelled in connection with the Transaction [1]	(711,925)
Balance at December 31, 2012	—

(1) Shares issued in connection with the Transaction have been adjusted for the 5-for-1 share split. On the Transaction Date, the Company issued 15,328,930 Class A Shares and 9,950,856 Class B Shares.

(2) During the third quarter of 2012, the Company created the T-Bucks Employee Participation Plan for the benefit of certain employees in South Africa. See Note 19 for additional information.

(3) In accordance with Australian law, the Company is not permitted to hold shares of its own ordinary shares. As such, all Class A Shares that were repurchased by the Company have been cancelled. Additionally, all shares of Tronox Incorporated common stock that were held by Tronox Incorporated on the Transaction date were cancelled in connection with the Transaction. The number of Class A Shares repurchased has been adjusted for the 5-for-1 share split.

Warrants

As part of its emergence from bankruptcy, Tronox Incorporated issued to existing holders of its equity, warrants in two tranches, Series A warrants and Series B warrants (collectively, the "Tronox Incorporated Warrants"), to purchase up to an aggregate of 1,216,216 shares, or 7.5%, Tronox Incorporated's shares. In connection with the Transaction, and pursuant to the terms of the Tronox Incorporated Warrant Agreement, Tronox Limited entered into an amended and restated warrant agreement, dated as of the Transaction Date, whereby the holders of the Tronox Limited Warrants are entitled to purchase one Class A Share and receive $12.50 in cash at the initial exercise prices of $62.13 for each Series A Warrant (the "Series A Warrants") and $68.56 for each Series B Warrant (the "Series B Warrants," collectively with the Series A Warrants, the "Warrants"). On the Transaction Date, there were 841,302 Warrants outstanding. The Warrants have a seven-year term from the date initially issued and will expire on February 14, 2018. A holder may exercise the Warrants by paying the applicable exercise price in cash or on a cashless basis. The Warrants are freely transferable by the holder thereof.

In connection with the share split, holders of the Warrants are entitled to purchase five Class A Shares and receive $12.50 in cash at the initial exercise prices of $62.13 for each Series A Warrant and $68.56 for each Series B Warrant. As of December 31, 2012 there were 364,817 Series A Warrants and 474,421 Series B Warrants outstanding.

Share Repurchases

On June 26, 2012, the Board authorized the repurchase of 10% of Tronox Limited voting securities in open market transactions. During 2012, the Company repurchased 12,626,400 Class A Shares, affected for the 5-for-1 share split, at an average price of $25.84 per share, inclusive of commissions, for a total cost of $326 million. Repurchased shares were subsequently cancelled in accordance with Australian law. On September 27, 2012, the Company announced the successful completion of its share repurchase program.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Exxaro Share Purchases

The Company's constitution provides that, subject to certain exceptions, when Exxaro acquires a Class A Share, it automatically converts to a Class B Share. As such, Exxaro generally will not hold Class A Shares. During October 2012, Exxaro purchased 1,400,000 Class A Shares in market purchases, which converted to Class B Shares.

Dividends Declared

On November 8, 2012, the Board declared a quarterly dividend of $0.25 per share to holders of Class A Shares and Class B Shares, totaling approximately $29 million. On June 26, 2012, the Board declared a quarterly dividend of $0.25 per share to holders of Class A Shares and Class B Shares, totaling $32 million.

Tronox Incorporated Common Shares

On August 6, 2012, Tronox Limited and Tronox Incorporated filed post-effective amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-181842) declared effective by the SEC on July 11, 2012 (the "Form S-1") to deregister the Tronox Incorporated Class A common shares and exchangeable shares which were not issued on the date of the Transaction.

16 Noncontrolling Interest

In connection with the Transaction, Exxaro and its subsidiaries retained a 26% ownership interest in each of Tronox KZN Sands Pty Ltd and Tronox Mineral Sands Pty Ltd in order to comply with the ownership requirements of the BEE legislation in South Africa. Exxaro is entitled to exchange this interest for approximately 3.2% in additional Class B Shares under certain circumstances (i.e., the earlier of the termination of the Empowerment Period or the tenth anniversary of completion of the Transaction).

A reconciliation of the beginning and ending balances of noncontrolling interest on the Company's Consolidated Balance Sheets is presented below.

Balance at January 1, 2012	$ —
Fair value of noncontrolling interest on the Transaction Date	233
Net loss attributable to noncontrolling interest	(1)
Effect of exchange rate changes	1
Balance at December 31, 2012	$233

17 Income Taxes

The Company's operations are conducted through its various subsidiaries in a number of countries throughout the world. The Company has provided for income taxes based upon the tax laws and rates in the countries in which operations are conducted and income is earned. For the year ended December 31, 2012, Tronox Limited is the public parent registered under the laws of the State of Western Australia. For the year ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, Tronox Incorporated was the public parent, a Delaware corporation, registered in the United States.

Income (loss) from continuing operations before income taxes is comprised of the following:

	Successor		Predecessor	
	Year Ended December 31, 2012	**Eleven Months Ended December 31, 2011**	**One Month Ended January 31, 2011**	**Year Ended December 31, 2010**
Australia	**$1,019**	$ 70	$107	$ 2
United States	**10**	120	497	(10)
Other	**(21)**	72	28	15
Total	**$1,008**	$262	$632	$ 7

The income tax benefit (provision) from continuing operations is summarized below:

	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Australian:				
Current	**$ (28)**	$ (1)	$—	$(6)
Deferred	**124**	(4)	(1)	5
U.S. Federal & State:				
Current	**(9)**	—	—	—
Deferred	**—**	—	—	—
Other:				
Current	**—**	(14)	—	(1)
Deferred	**38**	(1)	—	—
Total benefit (provision) from continuing operations	**$125**	$(20)	$ (1)	$(2)

In the following table, the applicable statutory income tax rates are reconciled to the Company's effective income tax rates for "Income (Loss) from Continuing Operations" as reflected in the Consolidated Statements of Operations.

	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Statutory tax rate	**30%**	35%	35%	35%
Increases (decreases) resulting from:				
Tax rate differences	**(6)**	(5)	—	93
Foreign exchange	**—**	—	—	39
Disallowable expenditures	**(1)**	7	—	166
Foreign interest disallowance	**—**	2	—	61
Gain on bargain purchase (net of tax)	**(31)**	—	—	—
Resetting of tax basis to market value	**(7)**	—	—	—
Permanent adjustment for fresh start (net of tax)	**—**	—	(29)	—
Prior year accruals	**—**	(1)	—	23
Change in uncertain tax positions	**—**	(6)	—	54
U.S. state income taxes	**—**	2	—	(15)
Valuation allowances	**(1)**	(25)	(1)	(427)
Withholding taxes	**2**	—	—	—
Other, net	**2**	(1)	(5)	1
Effective tax rate	**(12%)**	8%	0%	30%

The application of business combination accounting on June 15, 2012, resulted in the remeasurement of deferred income taxes associated with recording the assets and liabilities of the acquired entities at fair value pursuant to ASC 805. As a result, deferred income taxes of $185 million were recorded in accordance with ASC 740.

Additionally, certain subsidiaries of the Company re-domiciled in Australia subsequent to the Transaction. Because the Australian tax laws provide for a resetting of the tax basis of the business assets to market value, the Company recorded a tax benefit related to this market value basis adjustment. The overall tax benefit from this basis adjustment increase was partially offset by a valuation allowance. Because this basis change did not pertain to an entity acquired in the Transaction, this net tax benefit was recorded through tax expense and did not impact the Company's gain on bargain purchase.

The application of fresh-start accounting on January 31, 2011, resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of Tronox Incorporated and subsidiaries' assets and liabilities pursuant to ASC 852. As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $12 million as part of reorganization income. Additionally, during 2011, Tronox Incorporated released valuation allowances against certain of its deferred tax assets in the Netherlands and Australia resulting from this re-measurement.

For U.S. federal income tax purposes, typically the amount of cancellation of debt income ("CODI") recognized, and accordingly the amount of tax attributes that may be reduced, depends in part on the fair market value of non-cash consideration given to creditors. On Tronox Incorporated's date of emergence, the fair market

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

value of non-cash consideration given was such that the creditors received consideration in excess of their claims. For this reason, Tronox Incorporated did not recognize any CODI and retained all of its U.S. tax attributes. In addition, Tronox Incorporated reflected a tax deduction for the premium paid to the creditors of $1,130 million. This deduction will increase the Company's net operating losses ("NOL's") in the United States and in various states where the Company has filing requirements. The resulting federal tax benefit of $395 million and the estimated corresponding state tax benefit of $51 million, net of the deferred federal effect, have been fully offset by a valuation allowance in accordance with ASC 740, after considering all available positive and negative evidence. Because the financial offset for the consideration given to creditors was recorded through equity, neither the tax benefits nor the offsetting valuation allowance impacts were shown in the effective tax rate calculations. Instead, the excess tax benefit, which netted to zero with the valuation allowance, was reflected as an equity adjustment.

The Company does not believe an ownership change occurred as a result of the Transaction. Upon the Company's emergence from bankruptcy in the period ended January 31, 2011 the Company experienced an ownership change resulting in a limitation under IRC Sections 382 and 383 related to its U.S. NOL's generated prior to emergence from bankruptcy. The Company does not expect that the application of these limitations will have any material affect upon its U.S. federal or state income tax liabilities.

Net deferred tax assets (liabilities) at December 31, 2012 and 2011 were comprised of the following:

	Successor	
December 31,	2012	2011
Deferred tax assets:		
Net operating loss and other carryforwards	**$ 664**	$ 495
Property, plant and equipment	**197**	6
Reserves for environmental remediation and restoration	**31**	6
Obligations for pension and other employee benefits	**79**	57
Investments	**31**	34
Grantor trusts	**109**	123
Inventory	**2**	4
Interest	**24**	—
Other accrued liabilities	**50**	16
Long-term notes payable	**52**	—
Unrealized foreign exchange losses	**10**	1
Other	**8**	1
Total deferred tax assets	**1,257**	743
Valuation allowance associated with deferred tax assets	**(753)**	(561)
Net deferred tax assets	**504**	182
Deferred tax liabilities:		
Property, plant and equipment	**(386)**	(67)
Intangibles	**(110)**	(118)
Inventory	**(22)**	(1)
Other	**(8)**	(2)
Total deferred tax liabilities	**(526)**	(188)
Net deferred tax asset (liability)	**$ (22)**	$ (6)
Balance sheet classifications:		
Deferred tax assets – current	**$ 114**	$ 4
Deferred tax assets – long-term	**91**	9
Deferred tax liability – current	**(5)**	—
Deferred tax liability – long-term	**(222)**	(19)
Net deferred tax asset	**$ (22)**	$ (6)

During the years ended December 31, 2012 and 2011, the total change to the valuation allowance was an increase of $192 million and an increase of $215 million, respectively.

The deferred tax assets generated by tax loss carryforwards have been partially offset by valuation allowances. The expiration of these carryforwards at December 31, 2012, is shown below. These expiration amounts are comprised of Australian, United States, state, and other jurisdictional losses.

	Australia	U.S. Federal	U.S. State	Other	Tax Loss Carryforwards Total
2013	$ —	$ —	$ —	$ 22	$ 22
2014	—	—	—	52	52
2015	—	—	—	31	31
2016	—	—	11	6	17
2017	—	—	—	3	3
Thereafter	253	1,226	1,431	322	3,232
Total tax losses	$253	$1,226	$1,442	$436	$3,357

At December 31, 2012, Tronox Limited, the new Australian holding company, has no undistributed earnings of foreign subsidiaries. Tronox Incorporated has certain foreign subsidiaries with undistributed earnings which total $199 million. The Company has made no provision for deferred taxes for these undistributed earnings because they are considered to be indefinitely reinvested outside of the parents' taxing jurisdictions. The distribution of these earnings in the form of dividends or otherwise may subject the Company to U.S. federal and state income taxes and potentially to foreign withholding taxes. However, because of the complexities of taxation of foreign earnings, it is not practicable to estimate the amount of additional tax that might be payable on the eventual remittance of these earnings to their parent corporations.

The Company continues to maintain a valuation allowance related to the net deferred tax assets in the United States. Future provisions for income taxes will include no tax benefits with respect to losses incurred and tax expense only to the extent of current alternative minimum tax and state tax payments until the valuation allowance in the United States is eliminated. ASC 740 requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2012 is as follows:

	Successor
	2012
Balance at January 1	$2
Additions for tax positions related to prior year	2
Balance at December 31	$4

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2011
Predecessor: Balance at January 1	$13
Successor: Balance at January 31	13
Additions for tax positions related to the current year	1
Decrease due to settlements	(3)
Decrease due to lapse of applicable statute of limitations	(9)
Successor: Balance at December 31	$ 2

Included in the balance at December 31, 2012 and 2011, were tax positions of $1 million and $1 million, respectively, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. The net benefit associated with approximately $3 million and $1 million of the December 31, 2012 and 2011 reserve, respectively, for unrecognized tax benefits, if recognized, would affect the effective income tax rate.

As a result of potential settlements, it is reasonably possible that the Company's gross unrecognized tax benefits for interest deductibility may decrease within the next twelve months by an amount up to $4 million.

The Company recognizes interest and penalties related to unrecognized tax benefits in "Income tax benefit (provision)" on the Consolidated Statements of Operations. During the year ended December 31, 2012, eleven months ended December 31, 2011, one month ended January 31, 2011, and year ended December 31, 2010, the Company recognized approximately $0 million, $(10) million, $0 million, and $2 million, respectively, in gross interest and penalties in the Consolidated Statement of Operations. At December 31, 2012 and 2011, the Company had no remaining accruals for the gross payment of interest and penalties related to unrecognized tax benefits and the noncurrent liability section of the Consolidated Balance Sheet reflected $4 million and $2 million, respectively, as the reserve for uncertain tax positions.

The Australian returns of the Company are closed through 2004. The U.S. returns are closed for years through 2008, with the exception of issues for which the Kerr-McGee Corporation refund claim is being pursued in the United States Court of Federal Claims. The Netherlands returns are closed through 2005. The Switzerland returns are closed through 2009. In accordance with the Transaction Agreement, the Company is not liable for income taxes of the acquired companies with respect to periods prior to the Transaction Date.

The Company believes that it has made adequate provision for income taxes that may be payable with respect to years open for examination; however, the ultimate outcome is not presently known and, accordingly, additional provisions may be necessary and/or reclassifications of noncurrent tax liabilities to current may occur in the future.

18 Earnings Per Share

Basic earnings per share is computed utilizing the two-class method, and is calculated based on weighted-average number of ordinary shares outstanding during the periods presented. Diluted earnings per share is computed using the weighted-average number of ordinary and ordinary equivalent shares outstanding during the periods utilizing the two-class method for nonvested restricted shares, warrants and options.

Certain unvested awards issued under the Tronox Limited Management Equity Incentive Plan and the T-Bucks Employee Participation Plan, as further discussed in Note 19, contain non-forfeitable rights to dividends declared on Class A Shares. Any unvested shares that participate in dividends are considered participating securities, and are included in the Company's computation of basic and diluted earnings per share using the two-class method, unless the effect of including such shares would be antidilutive. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings per share for each class of ordinary shares and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings.

The following table sets forth the number of shares utilized in the computation of basic and diluted earnings per share from continuing operations for the periods indicated. The weighted average shares outstanding, potentially dilutive shares, earnings per share and anti-dilutive shares of the Successor have been restated to affect the 5-for-1 share split discussed in Note 15.

	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Numerator – Basic and Diluted:				
Income from Continuing Operations	**$1,133**	$ 242	$ 631	$ 5
Add: Loss attributable to noncontrolling interest	**1**	—	—	—
Less: Dividends paid	**(61)**	—	—	—
Undistributed earnings	**1,073**	242	631	5
Percentage allocated to ordinary shares	**99.26%**	100%	100%	100%
Undistributed earnings allocated to ordinary shares	**1,065**	242	631	5
Add: Dividends paid allocated to ordinary shares	**60**	—	—	—
Earnings available to ordinary shares	**$1,125**	$ 242	$ 631	$ 5
Denominator – Basic:				
Weighted-average ordinary shares (in thousands)	**98,985**	74,905	41,311	41,232
Add: Effect of Dilutive Securities:				
Restricted stock	**49**	275	88	151
Warrants	**2,372**	2,895	—	—
Options	**—**	20	—	—
Denominator – Dilutive	**101,406**	78,095	41,399	41,383
Earnings per Share:				
Basic earnings per Share [1]	**$11.37**	$ 3.22	$15.28	$ 0.11
Diluted earnings per Share [1]	**$11.10**	$ 3.10	$15.25	$ 0.11

(1) The basic and diluted earnings per share amounts were computed from exact, not rounded, income and share information.

In computing diluted earnings per share under the two-class method, the Company considered potentially dilutive shares. For the year ended December 31, 2012, 528,759 options with an average exercise price of $25.16 were not recognized in the diluted earnings per share calculation as they were antidilutive. For the one month ended January 31, 2011, 1,152,408 options with an average exercise price of $9.54 were anti-dilutive because they were not "in the money."

During 2012, the Company created the T-Bucks Employee Purchase Plan for the benefit of certain employees at Tronox subsidiaries in South Africa. Shares held by the Trust are not considered outstanding for purposes of computing earnings per share. See Note 19 for additional information on the T-Bucks Employee Purchase Plan.

19 Share-based Compensation

Compensation expense related to restricted share awards was $29 million, $14 million, less than $1 million and $1 million for the year ended December 31, 2012, eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively. Compensation expense related to the Company's nonqualified option awards was $2 million, less than $1 million, $0 million and less than $1 million for the year ended December 31, 2012, eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively. During the one month ended January 31, 2011, the tax benefit associated with compensation expense had a corresponding offset to the valuation allowance, yielding no overall income tax benefit.

As of December 31, 2012, unrecognized compensation expense related to the Company's restricted shares and options, adjusted for estimated forfeitures, was approximately $30 million, with such unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 3 years. The ultimate amount of such expense is dependent upon the actual number of restricted shares and options that vest. The Company periodically assesses the forfeiture rates used for such estimates. A change in estimated forfeiture rates would cause the aggregate amount of compensation expense recognized in future periods to differ from the estimated unrecognized compensation expense above.

Tronox Limited Management Equity Incentive Plan

On the Transaction Date, Tronox Limited adopted the Tronox Limited management equity incentive plan (the "Tronox Limited MEIP"), which permits the grant of awards that constitute incentive options, nonqualified options, share appreciation rights, restricted shares, restricted share units, performance awards and other share-based awards, cash payments and other forms such as the compensation committee of the Board in its discretion deems appropriate, including any combination of the above. Subject to further adjustment, the maximum number of shares which may be the subject of awards (inclusive of incentive options) is 12,781,225 Class A Shares.

Restricted Shares

During 2012, the Company granted 341,755 restricted share awards to employees, which have both time requirements and performance requirements. The time provisions are graded vesting, while the performance provisions are cliff vesting and have a variable payout. During 2012, the Company granted 34,740 restricted share awards with graded vesting to members of the Board. In accordance with ASC 718, the restricted share awards issued during 2012 are classified as equity awards and are accounted for using the fair value established at the grant date.

The following table summarizes restricted share activity for the year ended December 31, 2012.

	Number of Shares	Fair Value [1]
Balance at December 31, 2011	—	$ —
Awards converted from Tronox Incorporated to Tronox Limited in connection with the Transaction	**420,765**	**16.99**
Awards granted	**376,495**	**24.97**
Awards earned	**(24,620)**	**20.87**
Awards forfeited	**(11,575)**	**29.32**
Balance at December 31, 2012	**761,065**	**$20.62**
Outstanding awards expected to vest	**754,162**	**$20.57**

(1) Represents the weighted-average grant-date fair value.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Options

On October 26, 2012 and November 12, 2012, the Company granted 88,233 and 711 options, respectively, to employees to purchase Class A Shares, respectively, which vest over a three year period. The following table presents a summary of activity for the year ended December 31, 2012:

	Number of Options	Price (1)	Contractual Life Years (1)	Intrinsic Value (2)
Balance at December 31, 2011	—	$ —	—	$—
Options converted to Tronox Limited in connection with the Transaction	517,330	24.56	9.10	—
Options issued	247,904	23.83	9.62	—
Options forfeited	(159,880)	22.55	—	—
Options vested	(76,595)	22.25	—	—
Outstanding at December 31, 2012	528,759	$25.16	9.38	$—
Outstanding awards expected to vest	491,416	$25.23	9.40	$—

(1) Represents weighted average exercise price and weighted average remaining contractual life, as applicable. The fair value of awards granted in connection with the share split has been affected to reflect the estimated fair value on the date of such share split.

(2) Reflects aggregate intrinsic value based on the difference between the market price of the Company's shares at December 31, 2012 and the options' exercise price. Options issued in connection with the share split had no effect on the intrinsic value of outstanding options.

October 26, 2012 Grants

Valuation and Cost Attribution Methods – Options' fair value was determined on the date of grant using the Black-Scholes option-pricing model and was recognized in earnings on a straight-line basis over the employee service period of three years necessary to earn the awards, which is the vesting period. The Company ran the Black-Scholes option-pricing model for the 88,233 options granted on October 26, 2012 and used the following assumptions:

	2012
Risk-free interest rate	1.02%
Expected dividend yield	4.84%
Expected volatility	56%
Expected term (years)	10
Per-unit fair value of options granted	$7.03

The Company used the fair market value and exercise price of $20.64, which was the adjusted closing price of Class A Shares, New York Stock Exchange symbol TROX, recorded on October 26, 2012.

Expected Volatility – In setting the volatility assumption, the Company considered the most recent reported volatility of each compensation peer company. For the 2012 valuation, the peer company group included the following companies: Cabot Corporation, Celanese Corporation, Cliffs Natural Resources Inc., Cytec Industries Inc., Eastman Chemical Company, FMC Corporation, Freeport-McMoRan Copper& Gold Inc., Georgia Gulf Corporation, Huntsman Corporation, Kronos Worldwide, Inc., PPG Industries, Inc., Rockwood Holdings, Inc., RPM International Inc., The Sherwin-Williams Company, Southern Copper Corporation, Teck Resources Limited, The Valspar Corporation, W.R. Grace& Co, and Westlake Chemical Corporation.

Risk-free interest rate – The Company used a risk-free interest rate of 1.02%, which was the risk-free interest rate based on U.S. Treasury Strips available with maturity period consistent with expected life assumption.

November 12, 2012 Grants

Valuation and Cost Attribution Methods – Options' fair value was determined on the date of grant using the Black-Scholes option-pricing model and was recognized in earnings on a straight-line basis over the employee service period of three years necessary to earn the awards, which is the vesting period. The Company ran the Black-Scholes option-pricing model for the 711 options granted on November 12, 2012 and used the following assumptions:

	2012
Risk-free interest rate	0.87%
Expected dividend yield	5.34%
Expected volatility	56%
Expected term (years)	10
Per-unit fair value of options granted	$6.07

The Company used the fair market value and exercise price of $18.72, which was the adjusted closing price of Class A Shares, New York Stock Exchange symbol TROX, recorded on November 12, 2012.

Expected Volatility – In setting the volatility assumption, the Company considered the most recent reported volatility of each compensation peer company. For the 2012 valuation, the peer company group included the following companies: Cabot Corporation, Celanese Corporation, Cliffs Natural Resources Inc., Cytec Industries Inc., Eastman Chemical Company, FMC Corporation, Freeport-McMoRan Copper& Gold Inc., Georgia Gulf Corporation, Huntsman Corporation, Kronos Worldwide, Inc., PPG Industries, Inc., Rockwood Holdings, Inc., RPM International Inc., The Sherwin-Williams Company, Southern Copper Corporation, Teck Resources Limited, The Valspar Corporation, W.R. Grace& Co, and Westlake Chemical Corporation.

Risk-free interest rate – The Company used a risk-free interest rate of 0.87%, which was the risk-free interest rate based on U.S. Treasury Strips available with maturity period consistent with expected life assumption.

T-Bucks Employee Participation Plan ("T-Bucks EPP")

During 2012, the Company established the T-Bucks EPP for the benefit of certain qualifying employees (the "Participants") of Tronox subsidiaries in South Africa (the "Employer Companies"). In accordance with the terms of the Trust Deed of the T-Bucks Trust (the "T-Bucks Trust Deed"), the Employer Companies funded the T-Bucks Trust (the "Trust") in the amount of R124 million (approximately $15 million), which represents a capital contribution equal to R75,000 for each Participant. The funded amount was used to acquire 548,234 Class A Shares. Additional contributions may be made in the future at the discretion of the Board.

On September 3, 2012, the Participants were awarded share units in the Trust which entitles them to receive shares of Tronox Limited upon completion of the vesting period on May 31, 2017. The Participants are also entitled to receive dividends on the Tronox shares during the vesting period. Forfeited shares are retained by the Trust and are allocated to future participants in accordance with the Trust Deed. Under certain conditions, as outlined in the Trust Deed, Participants may receive share units awarded before May 31, 2017. The fair value of the awards is the fair value of the shares determined at the Grant Date. Compensation costs are recognized over the vesting period using the straight-line method. Compensation expense for the year ended December 31, 2012 was $1 million. In accordance with ASC 718, the T-Bucks EPP is classified as an equity-settled shared-based payment plan.

	Number of Shares	Fair Value [1]
Balance at December 31, 2011	—	—
Shares acquired by the Trust	548,234	$25.79
Balance at December 31, 2012	**548,234**	**$25.79**
Outstanding awards expected to vest	548,234	$25.79

(1) Represents the fair value on the date of purchase by the Trust.

Long-Term Incentive Plan

In connection with the Transaction, the Company assumed a long-term incentive plan (the "LTIP") for the benefit of certain qualifying employees of Tronox subsidiaries in South Africa and Australia. The LTIP is classified as a cash settled compensation plan and is re-measured to fair value at each reporting date. At December 31, 2012, the LTIP plan liability was approximately $8 million.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Tronox Incorporated Management Equity Incentive Plan

In connection with its emergence from bankruptcy, Tronox Incorporated adopted the Tronox Incorporated management equity incentive plan (the "Tronox Incorporated MEIP"), which permitted the grant of awards that constitute incentive options, nonqualified options, share appreciation rights, restricted share, restricted share units, performance awards and other share-based awards, cash payments and other forms such as the compensation committee of the Tronox Incorporated Board of Directors in its discretion deems appropriate, including any combination of the above. The number of shares available for delivery pursuant to the awards granted under the Tronox Incorporated MEIP was 1.2 million shares.

On the Transaction Date, 748,980 restricted shares of Tronox Incorporated vested in connection with the Transaction. The remaining restricted shares of Tronox Incorporated were converted to Tronox Limited restricted shares.

Restricted Shares

During 2012, Tronox Incorporated granted 52,915 shares to employees, which have graded vesting provisions. The plan allows Tronox Incorporated to withhold, for tax purposes, the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of the employees that have received these awards. In accordance with ASC 718, such restricted share awards were classified as liability awards and were re-measured to fair value at each reporting date.

The following table summarizes restricted shares activity during the year ended December 31, 2012.

	Number of Shares	Fair Value [1]
Balance at December 31, 2011	1,177,995	$22.01
Awards granted	52,915	24.36
Awards earned	(810,145)	24.30
Awards converted to Tronox Limited restricted shares in connection with the Transaction	(420,765)	16.99
Balance at December 31, 2012	—	$ —

(1) Represents the weighted-average grant-date fair value.

Options

The following table presents a summary of activity for the Tronox Incorporated options for the year ended December 31, 2012:

	Number of Options	Price [1]	Contractual Life Years [1]	Intrinsic Value [2]
Balance at December 31, 2011	345,000	$22.00	9.95	$0.7
Options issued	172,330	29.69	9.87	—
Options converted to Tronox Limited in connection with the Transaction	(517,330)	24.56	9.59	0.7
Outstanding at December 31, 2012	—	$ —	—	$ —

(1) Represents weighted average exercise price and weighted average remaining contractual life, as applicable.

(2) Reflects aggregate intrinsic value based on the difference between the market price of the Company's shares at December 31, 2012 and the options' exercise price.

Predecessor

Upon emergence from bankruptcy, all predecessor common stock equivalents, including but not limited to options and restricted stock units of Tronox Incorporated were vested and immediately cancelled with the plan of reorganization.

Overview – Tronox Incorporated's Long Term Incentive Plan (the "Predecessor LTIP") authorized the issuance of shares of Tronox Incorporated common stock to certain employees and non-employee directors any time prior to November 16, 2015, in the form of fixed-price options, restricted stock, stock appreciation rights or performance awards. As of the date of emergence from bankruptcy, all stock-based awards previously issued under the Predecessor's LTIP plan vested and were immediately cancelled.

The following table summarizes information about restricted stock award, performance award and option activity for the one month ended January 31, 2011:

	Restricted Stock Awards & Stock Opportunity Grants		Performance Awards	Options			
Restricted Shares	Number of Shares	Fair Value (1)	Number of Units	Number of Options	Price (2)	Contractual Life (Years) (2)	Intrinsic Value (3)
Balance at December 31, 2010	148,053	$4.92	2,689,150	1,152,408	$9.54	5.31	$9.54
Awards vested/cancelled	(148,053)	—	(2,689,150)	(1,152,408)	—	—	—
Balance at January 31, 2011	—	$ —	—	—	$ —	—	$ —

(1) Represents the weighted average grant date fair value.
(2) Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(3) Reflects aggregate intrinsic value based on the difference between the market price of the Company's stock and the options' exercise price.

20 Pension and Other Postretirement Healthcare Benefits

The Company sponsors noncontributory defined benefit retirement plans (qualified and nonqualified plans) in the United States, a contributory defined benefit retirement plan in the Netherlands, a U.S. contributory postretirement healthcare plan and a South Africa postretirement healthcare plan.

U.S. Plans

Qualified Benefit Plan – The Company sponsors a noncontributory qualified defined benefit plan (funded) (the "U.S. Qualified Plan") in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code. The Company made contributions into funds managed by a third-party, and those funds are held exclusively for the benefit of the plan participants. Benefits under the U.S. Qualified Plan were generally calculated based on years of service and final average pay. The U.S. Qualified Plan was frozen and closed to new participants on June 1, 2009.

Postretirement Healthcare Plan – The Company sponsors an unfunded U.S. postretirement healthcare plan. Under the plan, substantially all U.S. employees are eligible for postretirement healthcare benefits provided they reach retirement age while working for the Company. The plan provides medical and dental benefits to U.S. retirees and their eligible dependents.

Foreign plans

Netherlands Plan – On January 1, 2007, the Company established the TDF-Botlek Pension Fund Foundation (the" Netherlands Plan") to provide defined pension benefits to qualifying employees of Tronox Pigments (Holland) B.V. and its related companies. The Netherlands Plan is a contributory benefit plan under which participants contribute 4% of the costs. Contributions by the Company and participants are held in the fund for the sole benefit of the participants. Benefits are determined by applying the benefit formula to the pensionable salary, and are payable to participants upon retirement. Under the Netherlands Plan, a participant's surviving spouse and children are entitled to benefits subject to certain benefit thresholds.

South Africa Postretirement Healthcare Plan – As part of the Transaction, the Company established a post-employment healthcare plan, which provides medical and dental benefits to certain Namakwa Sands employees, retired employees and their registered dependants (the "South African Plan"). The South African Plan provides benefits as follows: (i) members employed before March 1, 1994 receive 100% post-retirement and death-in-service benefits; (ii) members employed on or after March 1, 1994 but before January 1, 2002 receive 2% per year of completed service subject to a maximum of 50% post-retirement and death-in-service benefits; and (iii) members employed on or after January 1, 2002 receive no post-retirement and death-in-service benefits.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Plan financial information

Benefit Obligations and Funded Status – The following provides a reconciliation of beginning and ending benefit obligations, beginning and ending plan assets, funded status and balance sheet classification of the Company's pension and other postretirement healthcare plans as of and for the years ended December 31, 2012 and 2011. The benefit obligations and plan assets associated with the Company's principal benefit plans are measured on December 31.

December 31,	Retirement Plans Successor 2012	Retirement Plans Successor 2011	Postretirement Healthcare Plans Successor 2012	Postretirement Healthcare Plans Successor 2011
Change in benefit obligations:				
Benefit obligation, beginning of year	**$ 483**	$ 481	**$ 9**	$ 9
Service cost	**3**	3	**1**	—
Interest cost	**22**	23	**1**	—
Net actuarial (gains) losses	**78**	20	**2**	1
Foreign currency rate changes	**2**	(3)	**—**	—
Contributions by plan participants	**1**	1	**1**	1
Acquired in the Transaction	**—**	—	**6**	—
Special termination benefits	**—**	1	**—**	—
Termination of the nonqualified benefits restoration plan	**—**	(9)	**—**	—
Benefits paid	**(29)**	(32)	**(2)**	(2)
Administrative expenses	**(3)**	(2)	**—**	—
Benefit obligation, end of year	**557**	483	**18**	9
Change in plan assets:				
Fair value of plan assets, beginning of year	**350**	372	**—**	—
Actual return on plan assets	**47**	7	**—**	—
Employer contributions [(1)]	**30**	7	**1**	1
Participant contributions	**1**	1	**1**	1
Foreign currency rate changes	**2**	(3)	**—**	—
Benefits paid [(1)]	**(29)**	(32)	**(2)**	(2)
Administrative expenses	**(3)**	(2)	**—**	—
Fair value of plan assets, end of year	**398**	350	**—**	—
Net over (under) funded status of plans	**$(159)**	$(133)	**$(18)**	$ (9)
Classification of amounts recognized in the Consolidated Balance Sheets:				
Noncurrent asset	**$ —**	$ 1	**$ —**	$ —
Current accrued benefit liability	**—**	—	**(1)**	(1)
Noncurrent accrued benefit liability	**(159)**	(134)	**(17)**	(8)
Sub-total of liabilities	**(159)**	(133)	**(18)**	(9)
Accumulated other comprehensive loss	**94**	50	**5**	1
Total	**$ (65)**	$ (83)	**$(13)**	$ (8)

(1) The Company expects 2013 contributions to be approximately $4 million for the Netherlands plan and $6 million for the U.S. qualified retirement plan, while net benefits paid are expected to be approximately $1 million for the U.S. postretirement healthcare plan.

At December 31, 2012, the Company's U.S. qualified retirement plan was in an underfunded status of $134 million. As a result, the Company has a projected minimum funding requirement of $13 million for 2012, which will be payable in 2013.

Funded Status – The following table summarizes the accumulated benefit obligation, the projected benefit obligation, the market value of plan assets and the funded status of the Company's funded retirement plans.

December 31,	Successor 2012 U.S. Qualified Plan	Successor 2012 The Netherlands Retirement Plan	Successor 2011 U.S. Qualified Plan	Successor 2011 The Netherlands Retirement Plan
Accumulated benefit obligation	**$ 420**	**$ 117**	$ 392	$ 79
Projected benefit obligation	**(420)**	**(137)**	(393)	(90)
Market value of plan assets	**286**	**112**	259	91
Funded status – (under)/over funded	**$(134)**	**$ (25)**	$(134)	$ 1

Expected Benefit Payments – The following table shows the expected cash benefit payments for the next five years and in the aggregate for the years 2018 through 2022:

	2013	2014	2015	2016	2017	2018 – 2022
Retirement Plans [(1)]	$32	$31	$31	$30	$31	$153
Postretirement Healthcare Plan	1	1	1	1	1	6

(1) Includes benefit payments expected to be paid from the U.S. qualified retirement plan of $29 million, $28 million, $27 million, $27 million and $27 million in each year, 2013 through 2017, respectively, and $131 million in the aggregate for the period 2018 through 2022.

Retirement Expense — The tables below present the components of net periodic cost (income) associated with the U.S. and foreign retirement plans recognized in the Consolidated Statement of Operations for the year ended December 31, 2012, the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010:

	Retirement Plans				Postretirement Healthcare Plans			
	Successor		Predecessor		Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	Month Ended January 31, 2011	Year Ended December 31, 2010
Net periodic cost:								
Service cost	**$ 3**	$ 3	$—	$ 2	**$ 1**	$ 1	$—	$—
Interest cost	**22**	21	2	25	**1**	—	—	1
Expected return on plan assets	**(21)**	(20)	(2)	(30)	**—**	—	—	—
Net amortization of prior service credit	**—**	—	—	—	**—**	—	(1)	(14)
Net amortization of actuarial loss	**—**	—	1	4	**—**	—	—	—
Total net periodic cost (income)	**$ 4**	$ 4	$ 1	$ 1	**$ 2**	$ 1	$ (1)	$(13)

The following table shows the pretax amounts that are expected to be reclassified from "Accumulated other comprehensive income" on the Consolidated Balance Sheets to retirement expense during 2013:

	Retirement Plans	Postretirement Healthcare Plans
Unrecognized actuarial loss	$ 2	$—
Unrecognized prior service cost (credit)	—	—

Assumptions — The following weighted average assumptions were used to determine the net periodic cost:

	Successor				Predecessor	
	2012		2011		2010	
	United States	Netherlands	United States	Netherlands	United States	Netherlands
Discount rate [1]	**4.50%**	**5.25%**	5.25%	5.25%	5.50%	5.25%
Expected return on plan assets	**5.75%**	**5.25%**	6.44%	5.25%	7.50%	5.75%
Rate of compensation increases	—	**3.50%**	3.50%	3.50%	3.50%	3.50%

The following weighted average assumptions were used in estimating the actuarial present value of the plans' benefit obligations:

	Successor				Predecessor	
	2012		2011		2010	
	United States	Netherlands	United States	Netherlands	United States	Netherlands
Discount rate [1]	**3.75%**	**3.50%**	4.5%	5.25%	5.0%	5.0%
Rate of compensation increases	—	**3.50%**	3.5%	3.5%	3.5%	3.5%

(1) The discount rate on the South African Plan was 9.45% at December 31, 2012, which is not included in the table above.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Expected Return on Plan Assets – In forming the assumption of the U.S. long-term rate of return on plan assets, the Company took into account the expected earnings on funds already invested, earnings on contributions expected to be received in the current year, and earnings on reinvested returns. The long-term rate of return estimation methodology for U.S. plans is based on a capital asset pricing model using historical data and a forecasted earnings model. An expected return on plan assets analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors. The Company's assumption of the long-term rate of return for the Netherlands plan was developed considering the portfolio mix and country-specific economic data that includes the rates of return on local government and corporate bonds.

Discount Rate – The discount rate selected for all U.S. plans was 3.75% as of both December 31, 2012 and 2011. The 2012 rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least $50 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

For 2011 and 2010, the discount rate for the Company's U.S. qualified plan and postretirement healthcare plan was based on a discounted cash flow analysis performed by its independent actuaries utilizing the Citigroup Pension Discount Curve as of the end of the year. For the foreign plans, the Predecessor bases the discount rate assumption on local corporate bond index rates.

Health Care Cost Trend Rates – At December 31, 2012, the assumed health care cost trend rates used to measure the expected cost of benefits covered by the U.S. postretirement healthcare plan was 9% in 2013, gradually declining to 5% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2012 by $1 million, while the aggregate of the service and interest cost components of the 2012 net periodic postretirement cost would increase by less than $1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2012 by $1 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2012 by less than $1 million.

Plan Assets – Asset categories and associated asset allocations for the Company's funded retirement plans at December 31, 2012 and 2011:

December 31,	Successor 2012		Successor 2011	
	Actual	**Target**	**Actual**	**Target**
United States:				
Equity securities	**38%**	**38%**	57%	45%
Debt securities	**61**	**62**	40	55
Cash and cash equivalents	**1**	**—**	3	—
Total	**100%**	**100%**	100%	100%
Netherlands:				
Equity securities	**41%**	**40%**	40%	25%
Debt securities	**53**	**55**	51	58
Real estate	**—**	**—**	9	10
Cash and cash equivalents	**6**	**5**	—	7
Total	**100%**	**100%**	100%	100%

The U.S. plan is administered by a board-appointed committee that has fiduciary responsibility for the plan's management. The committee maintains an investment policy stating the guidelines for the performance and allocation of plan assets, performance review procedures and updating of the policy. At least annually, the U.S. plan's asset allocation guidelines are reviewed in light of evolving risk and return expectations.

Substantially all of the plan's assets are invested with nine equity fund managers, three fixed-income fund managers and one money-market fund manager. To control risk, equity fund managers are prohibited from entering into the following transactions, (i) investing in commodities, including all futures contracts, (ii) purchasing letter stock, (iii) short selling, and (iv) option trading. In addition, equity fund managers are prohibited from purchasing on margin and are prohibited from purchasing Tronox securities. Equity managers are monitored to ensure investments are in line with their style and are generally permitted to invest in U.S. common stock, U.S. preferred stock, U.S. securities convertible into common stock, common stock of foreign companies listed on major U.S. exchanges, common stock of foreign companies listed on foreign exchanges, covered call writing, and cash and cash equivalents.

Fixed-income fund managers are prohibited from investing in (i) direct real estate mortgages or commingled real estate funds, (ii) private placements above certain portfolio thresholds, (iii) tax exempt debt of state and local governments above certain portfolio thresholds, (iv) fixed income derivatives that would cause leverage, (v) guaranteed investment contracts and (vi) Tronox securities. They are permitted to invest in debt securities issued by the U.S. government, its agencies or instrumentalities, commercial paper rated A3/P3, FDIC insured certificates of deposit or bankers' acceptances and corporate debt obligations. Each fund manager's portfolio has an average credit rating of A or better.

The Netherlands plan is administered by a pension committee representing the employer, the employees and the pensioners. The pension committee has six members, whereby three members are elected by the employer, two members are elected by the employees and one member is elected by the pensioners, and each member has one vote. The pension committee meets at least quarterly to discuss regulatory changes, asset performance and asset allocation. The plan assets are managed by one Dutch fund manager against a mandate set at least annually by the pension committee. In accordance with policies set by the pension committee, a new fund manager was appointed effective December 1, 2006. Simultaneous with the change in fund manager, the asset allocation was modified using committee policy guidelines. The plan assets are evaluated annually by a multinational benefits consultant against state defined actuarial tests to determine funding requirements.

The fair values of pension investments as of December 31, 2012 are summarized below:

	U.S. Pension			
	Fair Value Measurement at December 31, 2012, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset category:				
Commingled Equity Fund.	$ —	$ 110 (1)	$ —	$ 110
Debt securities				
Corporate	—	8 (5)	—	8
Government	11 (4)	1 (5)	—	12
Mortgages	—	16 (5)	—	16
Commingled Fixed Income Funds	—	137 (2)	—	137
Cash & cash equivalents				
Commingled Cash Equivalents Fund	—	3 (3)	—	3
Total at fair value	$ 11	$ 275	$ —	$ 286

(1) For commingled equity fund owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2) For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(3) For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4) For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(5) For corporate, government, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

	Netherlands Pension			
	Fair Value Measurement at December 31, 2012, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset category:				
Equity securities –				
Non-U.S. Pooled Funds	$ —	$ 46 (1)	$ —	$ 46
Debt securities –				
Non-U.S. Pooled Funds	—	60 (2)	—	60
Cash	—	6	—	6
Total at fair value	$ —	$ 112	$ —	$ 112

(1) For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.
(2) For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

The fair values of pension investments as of December 31, 2011 are summarized below:

	U.S. Pension			
	Fair Value Measurement at December 31, 2011, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset category:				
Equity securities – U.S.	$147 [1]	$—	$—	$147
Debt securities				
Corporate	—	13 [6]	—	13
U.S. Mutual Funds	52 [2]	—	—	52
Government	10 [5]	1 [6]	—	11
Asset-backed	—	1 [6]	—	1
Mortgages	—	24 [6]	—	24
International Commingled Fixed Income Funds	—	3 [3]	—	3
Cash & cash equivalents				
Commingled Cash Equivalents Fund	—	8 [4]	—	8
Total at fair value	$209	$50	$—	$259

(1) For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.

(2) For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.

(3) For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

(4) For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

(5) For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.

(6) For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

	Netherlands Pension			
	Fair Value Measurement at December 31, 2011, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset category:				
Equity securities – Non-U.S. Pooled Funds	$—	$37 [1]	$—	$37
Debt securities – Non-U.S. Pooled Funds	—	46 [2]	—	46
Real Estate Pooled Fund	—	8 [3]	—	8
Total at fair value	$—	$91	$—	$91

(1) For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.

(2) For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

(3) For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth the changes in the fair value of Level 3 plan assets for the year ended December 31, 2011:

	U.S. Level 3 Assets	
	International Commingled Funds U.S. Equity	Total
Balance at December 31, 2010	$22	$22
Transfers to Level 2	(22)	(22)
Balance at December 31, 2011	$—	$—

Defined Contribution Plans

U.S. Savings Investment Plan

On March 30, 2006, the Company established the U.S. Savings Investment Plan (the "SIP"), a qualified defined contribution plan under section 401(k) of the Internal Revenue Code. Under the SIP, the Company's regular full-time and part-time employees contribute a portion of their earnings, and the Company matches these contributions up to a predefined threshold. During 2011 and 2012, the Company's matching contribution was 100% of the first 3% of employees' contribution and 50% of the next 3%. On January 1, 2011, the Board approved a discretionary company contribution of up to 6% of employees' pay. The discretionary contribution is subject to approval each year by the Board. The Company's matching contribution to the SIP vests immediately; however, the Company's discretionary contribution is subject to vesting conditions that must be satisfied over a three year vesting period. Contributions under SIP, including the Company's match, are invested in accordance with the investment options elected by plan participants. Compensation expense associated with the Company's matching contribution to the SIP was $2 million, $2 million, $0 million and $1 million for the years ended December 31, 2012, eleven months ended

December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively. Compensation expense associated with the Company's discretionary contribution was $4 million and $3 million, respectively, for the years ended December 31, 2012 and eleven months ended December 31, 2011. Compensation expense during the one month ended January 31, 2011 and year ended December 31, 2010 was less than $1 million.

U.S. Savings Restoration Plan
On March 30, 2006, the Company established the U.S. Savings Restoration Plan (the "SRP"), a nonqualified defined contribution plan, for employees whose eligible compensation is expected to exceed the IRS compensation limits for qualified plans. Under the SRP, participants can contribute up to 20% of their annual compensation and incentive. The Company's matching contribution under the SRP is the same as the SIP. The Company's matching contribution under this plan vests immediately to plan participants. Contributions under the SRP, including the Company's match, are invested in accordance with the investment options elected by plan participants. Compensation expense associated with the Company's matching contribution to the SRP was $1 million and $1 million, respectively, for the years ended December 31, 2012 and eleven months ended December 31, 2011. Compensation expense for the one month ended January 31, 2011 and year ended December 31, 2010 was less than $1 million.

21 Cash Flows Statement Data

Other noncash items included in the reconciliation of net income to net cash flows from operating activities include the following:

	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Accrued transfer taxes	**$ 37**	$—	$—	$—
Amortization of fair value inventory step-up	**152**	—	—	—
Other net adjustments	**12**	(7)	—	5
Total	**$201**	$ (7)	$—	$ 5

22 Related Party Transactions

Prior to the Transaction Date, Tronox Incorporated conducted transactions with Exxaro Australia Sands Pty Ltd, Tronox Incorporated's 50% partner in the Tiwest Joint Venture. Tronox Incorporated purchased, at open market prices, raw materials used in its production of TiO_2, as well as Exxaro Australia Sands Pty Ltd's share of TiO_2 produced by the Tiwest Joint Venture. Tronox Incorporated also provided administrative services and product research and development activities, which were reimbursed by Exxaro. For the year ended December 31, 2012, eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, Tronox Incorporated made payments of $173 million, $316 million, $44 million and $109 million, respectively, and received payments of $9 million, $8 million, less than $1 million and $2 million, respectively. Subsequent to the Transaction Date, such transactions are considered intercompany transactions and are eliminated in consolidation.

Subsequent to the Transaction, the Company began purchasing transition services from Exxaro, which amounted to $7 million since the Transaction Date.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

23 Emergence from Chapter 11

On January 12, 2009 (the "Petition Date"), Tronox Incorporated and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code"). The Debtors' Chapter 11 cases were consolidated for the purpose of joint administration.

On November 30, 2010 (the "Confirmation Date"), the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Debtors' First Amended Joint Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the "Plan"). Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders with the consummation of a plan of reorganization being the principal objective. Among other things (subject to certain limited exceptions and except as otherwise provided in the Plan or the Confirmation Order), the Confirmation Order discharged the Debtors from any debt arising before the Petition Date, terminated all of the rights and interests of pre-bankruptcy equity security holders and substituted the obligations set forth in the Plan and new shares for those pre-bankruptcy claims. Under the Plan, claims and equity interests were divided into classes according to their relative priority and other criteria.

Material conditions to the Plan were resolved during the period from the Confirmation Date until January 26, 2011, and subsequently on February 14, 2011 (the "Effective Date"), the Debtors emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

The Plan was designed to accomplish, and was premised on, a resolution of the Debtor's legacy environmental (the "Legacy Environmental Liabilities") and legacy tort liabilities (the "Legacy Tort Liabilities" and collectively, with the Legacy Environmental Liabilities, the "KM Legacy Liabilities"). The Plan ensured that the Debtors emerged from Chapter 11 free of the significant KM Legacy Liabilities and were sufficiently capitalized. A final settlement was reached in November 2010 with respect to the Legacy Environmental Liabilities (the "Environmental Settlement") and the Legacy Tort Liabilities (the "Tort Settlement" and, together with the Environmental Settlement, the "Settlement"). In exchange, claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue subsequent to the Effective Date with respect to the Debtors' liability for the Legacy Environmental Liabilities. The Settlement established certain environmental response and tort claims trusts that are now responsible for the KM Legacy Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third-party reimbursement agreements. The Plan also provided for the creation and funding of a torts claim trust (the "Tort Claims Trust"), which was the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust's governing documentation. As a result of the settlement of the Debtors' pre-petition debt and termination of the rights and interests of pre-bankruptcy equity, the Plan enabled Tronox Incorporated to reorganize around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the TiO_2 facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with the Henderson business were transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture in Australia.

As part of the Debtor's emergence from the Chapter 11 proceedings, Tronox Incorporated relied on a combination of debt financing and money from new equity issued to certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470 million; (ii) the proceeds of a $185 million rights offering (the "Rights Offering") open to substantially all unsecured creditors and backstopped by certain groups; (iii) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (iv) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (v) issuance of shares whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the Tronox Incorporated shares on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the Tronox Incorporated shares, also issued on the Effective Date; and (vi) issuance of warrants, on the Effective Date, to the holders of equity in the Predecessor to purchase their pro rata share of a combined total of 7.5% of the Tronox Incorporated shares, after and including the issuance of any Tronox Incorporated shares upon exercise of such warrants.

The Company applied fresh-start accounting pursuant to ASC 852 as of January 31, 2011. ASC 852 provides for, among other things, a determination of the value to be assigned to the assets of the reorganized Company. In applying fresh-start accounting on January 31, 2011, Tronox Incorporated recorded assets and liabilities at estimated fair value, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded in accordance with ASC 852 and ASC 740, respectively. Additionally, Tronox Incorporated recorded gains relating to executing the plan of reorganization, gains related to revaluation of assets and "resetting" retained earnings and accumulated other comprehensive income to zero.

Reorganization Income (Expense)

For the one month ended January 31, 2011 and the year ended December 31, 2010, the Company recognized $613 million of reorganization income and $145 million of reorganization expense, respectively, which were classified as "Reorganization income (expense)" on the Consolidated Statements of Operations. Upon emergence from bankruptcy, the Company no longer reports reorganization income (expense). Any residual costs are included in "Selling, general and administrative expenses" on the Consolidated Statements of Operations.

24 Segment Information

Prior to the Transaction, Tronox Incorporated had one reportable segment representing its pigment business. The Pigment segment primarily produced and marketed TiO_2 and included heavy minerals production. The heavy minerals production was integrated with its Australian pigment plant, but also had third-party sales of minerals not utilized by its pigment operations. In connection with the Transaction, the Company acquired 74% of Exxaro's South African mineral sands operations, including its Namakwa and KZN Sands mines, separation facilities and slag furnaces, along with its 50% share of the Tiwest Joint Venture in Western Australia. As such, the Company evaluated its new operations under ASC 280, *Segments*, and determined that the mineral sands operations qualify as a separate segment.

Subsequent to the Transaction, the Company has two reportable segments, Mineral Sands and Pigment. The Mineral Sands segment includes the exploration, mining and beneficiation of mineral sands deposits, as well as heavy mineral production. These operations produce titanium feedstock, including ilmenite, chloride slag, slag fines and rutile, as well as pig iron and zircon. The Pigment segment primarily produces and markets TiO_2 and has production facilities in the United States, Australia, and the Netherlands. Corporate and Other is comprised of corporate activities and businesses that are no longer in operation, as well as its electrolytic manufacturing and marketing operations, all of which are located in the United States.

(Millions of dollars, except share, per share and tonnes data or unless otherwise noted)

Segment performance is evaluated based on segment operating profit (loss), which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions, net of reimbursements, related to sites no longer in operation, interest expense, other income (expense) and income tax expense or benefit.

	Mineral Sands	Pigment	Corporate And Other	Eliminations	Total
Successor: Twelve Months Ended December 31, 2012					
Net Sales	**$ 760**	**$1,246**	**$ 128**	**$ (302)**	**$ 1,832**
Income (Loss) from operations	**156**	**57**	**(139)**	**(49)**	**25**
Interest and debt expense					**(65)**
Other income (expense)					**(7)**
Gain on bargain purchase					**1,055**
Income (Loss) from Continuing Operations before Income Taxes					**$ 1,008**
Total Assets	**$3,164**	**$1,680**	**$ 725**	**$ (58)**	**$ 5,511**
Depreciation, Depletion and Amortization	**125**	**71**	**15**	**—**	**211**
Capital Expenditures	**96**	**39**	**31**	**—**	**166**
Successor: Eleven Months Ended December 31, 2011					
Net Sales	$ 160	$1,327	$ 133	$ (77)	$ 1,543
Income (Loss) from operations	42	323	(54)	(9)	302
Interest and debt expense					(30)
Other income (expense)					(10)
Income (Loss) from Continuing Operations before Income Taxes					$ 262
Total Assets	$ 228	$1,217	$ 224	$ (12)	$ 1,657
Depreciation, Depletion and Amortization	—	67	12	—	79
Capital Expenditures	—	117	16	—	133
Predecessor: January 1 through January 31, 2011					
Net Sales	$ 8	$ 89	$ 14	$ (3)	$ 108
Income (Loss) from operations	2	20	(1)	(1)	20
Interest and debt expense					(3)
Other income					2
Reorganization income					613
Income from Continuing Operations before Income Taxes					$ 632
Total Assets	$ 221	$ 987	$ 241	$ (1)	$ 1,448
Depreciation, Depletion and Amortization	—	3	1	—	4
Capital Expenditures	—	4	1	1	6
Predecessor: Twelve Months Ended December 31, 2010					
Net Sales	$ 109	$1,005	$ 153	$ (49)	$ 1,218
Income (Loss) from operations	7	163	40	—	210
Interest and debt expense					(50)
Other income (expense)					(8)
Reorganization expense					(145)
Income (Loss) from Continuing Operations before Income Taxes					$ 7
Total Assets	$ 152	$ 564	$ 382	$ —	$ 1,098
Depreciation, Depletion and Amortization	—	40	10	—	50
Capital Expenditures	—	37	8	—	45

	Successor		Predecessor	
	Year Ended December 31, 2012	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
Net Sales (1)				
U.S. operations	**$ 843**	$ 793	$ 60	$ 692
International operations:				
Australia	**443**	475	33	317
The Netherlands	**248**	275	15	209
South Africa	**298**	—	—	—
Total	**$1,832**	$1,543	$ 108	$1,218

(1) Based on country of production.

December 31,	Successor 2012	2011
Net Property, Plant and Equipment and Net Mineral Leaseholds (1)		
U.S. operations	**$ 196**	$ 184
International operations:		
South Africa	**1,263**	—
Australia	**1,348**	304
The Netherlands	**55**	54
Total	**$2,862**	$ 542

(1) Based on country of production.

25 Quarterly Results of Operations (Unaudited)

The following represents the Company's unaudited quarterly results for the years ended December 31, 2012. These quarterly results were prepared in conformity with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

	Jan 1 – March 31	April 1 – June 30 (1)	July 1 – Sept. 30 (1)	Oct. 1 – Dec. 31
Net sales	**$ 434**	**$ 429**	**$ 487**	**$ 482**
Cost of goods sold	**(277)**	**(304)**	**(444)**	**(543)**
Gross margin	**157**	**125**	**43**	**(61)**
Net income (loss)	**$ 86**	**$1,144**	**$ (1)**	**$ (96)**
Net income (loss) per share from continuing operations:				
Basic	**$1.14**	**$13.46**	**$ (0.03)**	**$ (0.82)**
Diluted	**$1.10**	**$13.00**	**$ (0.03)**	**$ (0.82)**

(1) Subsequent to the Transaction, the Company adjusted its initial valuation. In accordance with ASC 805, the Company recorded these adjustments retroactive to the second quarter. As such, the quarterly results of operations for the second and third quarter have been revised. See Note 5.

The following represents the Company's unaudited results for the one month ended January 31, 2011, two months ended March 31, 2011 and quarters ended June 30, 2011, September 30, 2011 and December 31, 2011. These results were prepared in conformity with U.S. GAAP and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results.

	January 1 – January 31	February 1 – March 31	April 1 – June 30	July 1 – September 30	October 1 – December 31
Net sales	$ 108	$ 267	$ 428	$ 465	$ 383
Cost of goods sold	(83)	(230)	(310)	(322)	(242)
Gross margin	25	37	118	143	141
Net income (loss)	$ 631	$ 10	$ 66	$ 99	$ 67
Net income (loss) per share from continuing operations:					
Basic	$15.28	$0.14	$0.89	$1.32	$0.88
Diluted	$15.25	$0.13	$0.85	$1.25	$0.85

The sum of the quarterly per share amounts may not equal the annual per share amounts due to relative changes in the weighted average number of shares used to calculate net income (loss) per share.

26 Subsequent Events

On February 19, 2013, the Board declared a quarterly dividend of $0.25 per share payable on March 20, 2013 to holders of our Class A Shares and Class B Shares at close of business on March 6, 2013.

On February 9, 2013, Daniel Greenwell voluntarily resigned as Chief Financial Officer, effective March 31, 2013. In connection with Mr. Greenwell's resignation, Mr. Greenwell and the Company executed a separation agreement.

Report of **Independent Registered Public Accounting Firm**

BOARD OF DIRECTORS AND SHAREHOLDERS
TRONOX LIMITED

We have audited the accompanying consolidated balance sheets of Tronox Limited and subsidiaries (the Company) as of December 31, 2012 (Successor Company) and 2011 (Successor Company), and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for the year ended December 31, 2012 (Successor Company), the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and the year ended December 31, 2010 (Predecessor Company). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tronox Limited and subsidiaries as of December 31, 2012 (Successor Company) and 2011 (Successor Company), and the results of their operations and their cash flows for the year ended December 31, 2012 (Successor Company), the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and the year ended December 31, 2010 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 and 23 to the consolidated financial statements, Tronox Incorporated and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code on January 12, 2009. Material conditions to the Company's Plan of Reorganization were resolved on January 26, 2011 and the Company subsequently emerged from bankruptcy protection. In connection with its emergence from bankruptcy, the Company adopted the guidance for fresh start accounting in accordance with FASB ASC Topic 852, *Reorganizations*, as of January 31, 2011.


Grant Thornton LLP

Oklahoma City, Oklahoma

February 28, 2013

Directors and **Executive Management**

TRONOX LIMITED BOARD OF DIRECTORS

Tom Casey
Chairman & Chief Executive Officer,
Tronox Limited

Daniel Blue [1, 2, 3]
Senior Commercial Partner,
Holding Redlich

Andrew P. Hines [1*]
Principal,
Hines and Associates

Wayne A. Hinman [2, 3*]
Former V.P. and G.M.,
Air Products & Chemicals, Inc.

Peter Johnston [3]
Managing Director &
Chief Executive Officer,
Minara Resources Pty Ltd



TRONOX LIMITED Board of Directors at the December 2012 meeting in Capetown, South Africa. From left to right: Ilan Kaufthal, Wim de Klerk, Jeffry N. Quinn, Daniel Blue, Tom Casey, Andrew P. Hines, Sipho Nkosi, Peter Johnston, and Wayne A. Hinman.

Ilan Kaufthal [1, 2, 3]
Chairman,
East Wind Advisors

Wim de Klerk
Finance Director & Board Member,
Exxaro Resources Limited

Sipho Nkosi
Chief Executive Officer
& Board Member,
Exxaro Resources Limited

Jeffry N. Quinn [2*]
Chairman, Chief Executive Officer,
The Quinn Group, LLC

COMMITTEES

1. *Audit*
2. *Human Resources and Compensation*
3. *Corporate Governance and Nominating*

**Committee Chair*

TRONOX LIMITED MANAGEMENT TEAM

Tom Casey*
Chairman & Chief Executive Officer

Trevor Arran*
Senior Vice President & President,
Mineral Sands

John D. Romano*
Senior Vice President & President,
Pigment & Electrolytic

Willem Van Niekerk*
Senior Vice President, Strategic
Planning and Business Development

Daniel Greenwell*
Senior Vice President &
Chief Financial Officer

Michael J. Foster*
Senior Vice President, General
Counsel & Corporate Secretary

Chuck Mancini
Senior Vice President, Chief
Integration & Performance Officer

Sonja Narcisse
Senior Vice President, Chief Human
Resources Officer

Brennen Arndt
Vice President, Investor Relations

Peter Brooks
Vice President, Risk Management
& Corporate Audit

Bud Grebey
Vice President, Communications

Machiel Keegel
Vice President, Strategy

Kevin V. Mahoney
Vice President, Corporate Controller

John Merturi
Vice President, Treasurer

Lalit Panda
Vice President & Chief Information
Officer

Scott Preston
Vice President, Global Supply Chain
& Chief Procurement Officer

** Tronox Officer*

Shareholder **Information**

Shareholder Information
Tronox Limited is a public company registered under the laws of the State of Western Australia, Australia. We have global operations in North America, Europe, South Africa, and Australia

Corporate Offices
Australia:
Tronox Limited
1 Brodie Hall Drive
Technology Park
Bentley, Western Australia 6102
+61 (0)8 9365 1333

United States:
Tronox Limited
Suite 1100
263 Tresser Boulevard
Stamford, Connecticut 06901
+203.705.3800

This report is made available to shareholders in advance of the annual meeting of shareholders to be held at 9 a.m. EDT, May 21, 2013, in Stamford, Connecticut. The proxy will be made available to shareholders on or about April 13, 2013, at which time proxies for the meeting will be requested.

Information about Tronox, including financial information, can be found on our Web site: www.tronox.com.

Stock Listing
New York Stock Exchange

Ticker Symbol
TROX

Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent, registrar and dividend disbursing agent for Tronox's common stock. Questions and communications regarding transfer of stock, dividends and address changes should be directed to:

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
+781.575.2879
+800.884.4225
TDD +312.588.4110
www.computershare.com

Certifications
Annually, Tronox submits to the New York Stock Exchange (NYSE) a certificate of the company's Chief Executive Officer certifying that he was not aware of any violation by Tronox of NYSE corporate governance listing standards as of the date of the certification.

Electronic Access
Copies of the Tronox 2012 Annual Report, the proxy, and the 2012 International Financial Report Standards (IFRS) statement are available at www.proxydocs.com/TROX The company's IFRS statement will be available to shareholders not later than April 30, 2013. A copy of the company's Form 10-K and other filings with the U.S. Securities and Exchange Commission are available at investor.tronox.com/sec.cfm

Shareholder Information
Our Internet site www.tronox.com provides shareholders easy access to Tronox's financial results. Shareholders may also contact our investor relations department at +203.705.3800.

Tronox and its operating unit names, logos, and product service designators are either the registered or unregistered trademarks or trade names of Tronox Limited and its subsidiaries.


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TRONOX
A Brighter Future – From the Ground Up

Tronox Limited Corporate Offices

Australia:
1 Brodie Hall Drive
Technology Park
Bentley, Western Australia 6102
+61 (0)8 9365 1333

United States:
Suite 1100
263 Tresser Boulevard
Stamford, Connecticut 06901
+203.705.3800

www.tronox.com